INTERIM REPORT
For the three months ended
March 31, 2025

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at March 31, 2025 and December 31, 2024
(unaudited - US$ millions)

	Notes	March 31, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $205.1; December 31, 2024 – $193.6)	5	2,094.5	2,502.7
Insurance contract receivables		869.1	780.4

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $868.5; December 31, 2024 – $1,240.7)	5	7,905.0	7,620.5
Bonds (cost $38,996.9; December 31, 2024 – $37,852.9)	5	38,879.6	37,390.3
Preferred stocks (cost $945.1; December 31, 2024 – $944.6)	5	2,214.1	2,365.0
Common stocks (cost $7,448.3; December 31, 2024 – $7,116.1)	5	8,046.3	7,464.2
Investments in associates (fair value $8,130.9; December 31, 2024 – $8,144.8)	5, 6	7,117.1	7,153.3
Derivatives and other invested assets (cost $1,054.7; December 31, 2024 – $903.9)	5, 7	1,236.5	1,159.7
Assets pledged for derivative obligations (cost $99.1; December 31, 2024 – $154.8)	5	97.8	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,122.3; December 31, 2024 – $3,163.3)	5, 6	2,048.1	1,916.6
		67,544.5	65,220.4

Reinsurance contract assets held	9	10,842.7	10,682.6
Deferred income tax assets		332.0	325.0
Goodwill and intangible assets		8,157.1	8,278.2
Other assets		9,057.9	8,988.0
Total assets		98,897.8	96,777.3

Liabilities
Accounts payable and accrued liabilities		6,382.6	6,078.3
Derivative obligations	5, 7	307.2	356.9
Deferred income tax liabilities		1,697.4	1,714.0
Insurance contract payables		1,007.3	923.0
Insurance contract liabilities	8	49,130.3	47,602.2
Borrowings – holding company and insurance and reinsurance companies	11	9,102.8	8,858.2
Borrowings – non-insurance companies		3,069.0	2,895.5
Total liabilities		70,696.6	68,428.1

Equity	12
Common shareholders’ equity		23,316.0	22,959.8
Preferred stock		756.1	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax		24,072.1	24,068.0
Non-controlling interests		4,129.1	4,281.2
Total equity		28,201.2	28,349.2
		98,897.8	96,777.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2025 and 2024
(unaudited - US$ millions except per share amounts)

		First quarter
	Notes	2025	2024
Insurance
Insurance revenue	16	7,482.7	7,686.8
Insurance service expenses	17	(6,602.0)	(6,252.6)
Net insurance result		880.7	1,434.2
Cost of reinsurance		(1,329.7)	(1,599.7)
Recoveries of insurance service expenses	17	1,054.7	1,202.7
Net reinsurance result		(275.0)	(397.0)
Insurance service result	16	605.7	1,037.2
Other insurance operating expenses	16, 17	(269.6)	(245.8)
Net finance expense from insurance contracts	10	(813.4)	(270.2)
Net finance income from reinsurance contract assets held	10	208.8	104.2
		(268.5)	625.4
Investment income
Interest and dividends	5	606.5	589.8
Share of profit of associates	6	128.6	127.7
Net gains (losses) on investments	5	1,056.1	(58.5)
		1,791.2	659.0
Other revenue and expenses
Non-insurance revenue		2,089.4	1,514.2
Non-insurance expenses	17	(2,147.7)	(1,500.3)
Interest expense		(190.4)	(151.5)
Corporate and other expenses	17	(108.3)	(90.7)
		(357.0)	(228.3)
Earnings before income taxes		1,165.7	1,056.1
Provision for income taxes	14	(212.7)	(286.4)
Net earnings		953.0	769.7

Attributable to:
Shareholders of Fairfax		945.7	776.5
Non-controlling interests		7.3	(6.8)
		953.0	769.7

Net earnings per share		$46.10	$33.26
Net earnings per diluted share		$42.70	$30.82
Cash dividends paid per share		$15.00	$15.00
Shares outstanding (000) (weighted average)		21,651	22,974

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2025 and 2024
(unaudited – US$ millions)

	2025	2024

Net earnings	953.0	769.7

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	50.1	(228.4)
Gains on hedge of net investment in Canadian subsidiaries	1.6	54.5
Gains (losses) on hedge of net investment in European operations	(33.3)	19.1
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	92.7	(22.7)
Other	0.6	1.0
	111.7	(176.5)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	0.9	0.2
	112.6	(176.3)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(0.6)	14.2
Share of net losses on defined benefit plans of associates	(1.0)	(1.3)
Other	—	12.8
	(1.6)	25.7
Other comprehensive income (loss), net of income taxes	111.0	(150.6)

Comprehensive income	1,064.0	619.1

Attributable to:
Shareholders of Fairfax	1,056.4	650.3
Non-controlling interests	7.6	(31.2)
	1,064.0	619.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2025 and 2024
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2025	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2
Net earnings for the period	—	—	—	945.7	—	945.7	—	945.7	7.3	953.0
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	56.2	56.2	—	56.2	(6.1)	50.1
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	1.6	1.6	—	1.6	—	1.6
Losses on hedge of net investment in European operations	—	—	—	—	(33.3)	(33.3)	—	(33.3)	—	(33.3)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	85.9	85.9	—	85.9	6.8	92.7
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.9	0.9	—	0.9	—	0.9
Net losses on defined benefit plans	—	—	—	—	(0.6)	(0.6)	—	(0.6)	—	(0.6)
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.5)	(0.5)	—	(0.5)	(0.5)	(1.0)
Other	—	—	—	—	0.5	0.5	—	0.5	0.1	0.6
Issuances for share-based payments	—	71.1	(66.7)	—	—	4.4	—	4.4	—	4.4
Purchases and amortization for share-based payments	—	(75.5)	43.6	—	—	(31.9)	—	(31.9)	—	(31.9)
Redemptions and purchases for cancellation (note 12)	(50.9)	—	—	(238.3)	—	(289.2)	(352.1)	(641.3)	—	(641.3)
Common share dividends	—	—	—	(343.6)	—	(343.6)	—	(343.6)	(4.7)	(348.3)
Preferred share dividends	—	—	—	(8.9)	—	(8.9)	—	(8.9)	—	(8.9)
Net changes in capitalization	—	—	(39.7)	—	(0.2)	(39.9)	—	(39.9)	(182.6)	(222.5)
Other	—	—	—	(2.0)	10.9	8.9	—	8.9	27.6	36.5
Balance as of March 31, 2025	5,611.3	(1,043.2)	670.1	19,340.4	(1,262.6)	23,316.0	756.1	24,072.1	4,129.1	28,201.2

Balance as of January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings (loss) for the period	—	—	—	776.5	—	776.5	—	776.5	(6.8)	769.7
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(201.8)	(201.8)	—	(201.8)	(26.6)	(228.4)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	54.5	54.5	—	54.5	—	54.5
Gains on hedge of net investment in European operations	—	—	—	—	19.1	19.1	—	19.1	—	19.1
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	(21.0)	(21.0)	—	(21.0)	(1.7)	(22.7)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.2	0.2	—	0.2	—	0.2
Net gains (losses) on defined benefit plans	—	—	—	—	14.8	14.8	—	14.8	(0.6)	14.2
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.9)	(0.9)	—	(0.9)	(0.4)	(1.3)
Other	—	—	—	—	8.9	8.9	—	8.9	4.9	13.8
Issuances for share-based payments	—	53.5	(49.5)	—	—	4.0	—	4.0	—	4.0
Purchases and amortization for share-based payments	—	(51.1)	34.0	—	—	(17.1)	—	(17.1)	—	(17.1)
Purchases for cancellation (note 12)	(59.6)	—	—	(200.7)	—	(260.3)	—	(260.3)	—	(260.3)
Common share dividends	—	—	—	(363.1)	—	(363.1)	—	(363.1)	(16.5)	(379.6)
Preferred share dividends	—	—	—	(12.4)	—	(12.4)	—	(12.4)	—	(12.4)
Net changes in capitalization	—	—	0.4	(35.3)	—	(34.9)	—	(34.9)	15.0	(19.9)
Other	—	—	—	—	4.0	4.0	—	4.0	4.8	8.8
Balance as of March 31, 2024	5,936.3	(904.3)	597.6	17,040.3	(1,084.4)	21,585.5	1,335.5	22,921.0	4,722.5	27,643.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2025 and 2024
(unaudited - US$ millions)

		First quarter
	Notes	2025	2024
Operating activities
Net earnings		953.0	769.7
Depreciation, amortization and impairment charges		291.5	157.5
Net bond discount amortization		(63.4)	(74.4)
Amortization of share-based payment awards		43.6	34.0
Share of profit of associates	6	(128.6)	(127.7)
Deferred income taxes	14	(22.4)	33.8
Net (gains) losses on investments	5	(1,056.1)	58.5
Net (purchases) sales of investments classified at FVTPL		(668.8)	688.0
Changes in operating assets and liabilities		1,345.6	57.6
Cash provided by operating activities		694.4	1,597.0

Investing activities
Sales of investments in associates	6	519.1	15.2
Distributions and dividends from investments in associates		33.5	33.3
Purchases of investments in associates		(141.4)	(34.3)
Net purchases of premises and equipment and intangible assets		(112.2)	(81.1)
Net purchases of investment property		(0.2)	(12.1)
Purchases of subsidiaries, net of cash acquired		7.7	(18.0)
Proceeds from sale of non-insurance subsidiaries, net of cash divested		120.0	—
Cash provided by (used in) investing activities		426.5	(97.0)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		—	1,188.3
Repayments		—	(537.2)
Net borrowings on holding company credit facility		200.0	—
Borrowings - non-insurance companies:
Proceeds, net of issuance costs		3.8	8.1
Repayments		(10.7)	(10.1)
Net borrowings on revolving credit facilities and short term loans		160.7	77.8
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(15.4)	(15.2)
Principal payments on lease liabilities - non-insurance companies		(35.5)	(33.0)
Subordinate voting shares:	12
Purchases for treasury		(75.5)	(51.1)
Purchases for cancellation		(289.2)	(260.3)
Common share dividends		(343.6)	(363.1)
Preferred shares:	12
Redemptions		(290.8)	—
Dividends		(8.9)	(12.4)
Subsidiary shares:	12
Issuances to non-controlling interests, net of issuance costs		13.1	0.4
Purchases of non-controlling interests		(157.6)	(9.1)
Dividends paid to non-controlling interests		(2.0)	(16.5)
Cash used in financing activities		(851.6)	(33.4)
Increase in cash and cash equivalents		269.3	1,466.6
Cash and cash equivalents – beginning of period	5	6,112.5	5,121.4
Foreign currency translation		16.1	(26.0)
Cash and cash equivalents – end of period	5	6,397.9	6,562.0

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2025 and 2024
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2025 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on May 1, 2025.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements issued but not yet effective
The new pronouncements Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) and IFRS 18 Presentation and Disclosure in Financial Statements have been issued by the IASB and are not yet effective for the fiscal year beginning January 1, 2025. The company does not expect to adopt the new pronouncements in advance of their effective dates and is currently evaluating their expected impacts on the company's consolidated financial statements. Details of the new pronouncements are provided in the company's annual consolidated financial statements for the year ended December 31, 2024.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2024.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	March 31, 2025	December 31, 2024
Holding company
Cash and cash equivalents(1)	188.0	663.2
Short term investments	—	51.6
Bonds(2)	419.2	444.8
Preferred stocks	20.1	20.2
Common stocks(3)	147.3	92.5
Derivatives (note 7)	1,114.8	1,036.8
	1,889.4	2,309.1
Assets pledged for derivative obligations:
Cash equivalents	—	101.1
Bonds	205.1	92.5
	205.1	193.6

Holding company cash and investments as presented on the consolidated balance sheet	2,094.5	2,502.7
Derivative obligations (note 7)	(0.8)	(0.6)
	2,093.7	2,502.1
Portfolio investments
Cash and cash equivalents(1)	7,034.6	6,662.1
Short term investments	870.4	958.4
Bonds(2)	38,879.6	37,390.3
Preferred stocks	2,214.1	2,365.0
Common stocks(3)	8,046.3	7,464.2
Investments in associates(2) (note 6)	7,117.1	7,153.3
Derivatives (note 7)	521.8	538.0
Other invested assets(4)	714.7	621.7
	65,398.6	63,153.0
Assets pledged for derivative obligations:
Bonds	97.8	150.8

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	48.1	86.2
Bonds	91.4	157.1
Common stocks	256.0	321.0
Investments in associates (note 6)	1,652.6	1,352.3
	2,048.1	1,916.6

Portfolio investments as presented on the consolidated balance sheet	67,544.5	65,220.4
Derivative obligations (note 7)	(306.4)	(356.3)
	67,238.1	64,864.1

Total cash and investments, net of derivative obligations	69,331.8	67,366.2

(1)    Includes aggregate restricted cash and cash equivalents at March 31, 2025 of $872.8 (December 31, 2024 - $1,400.1), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows. Restricted cash at December 31, 2024 included $835.0 held at a depository that was released on January 1, 2025 in connection with the company's investments in Blizzard Vacatia Equity Partners LLC ("Blizzard Vacatia") as described in footnote 2 below.
(2)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia. The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting. See note 6 for details.
(3)    Includes aggregate investments in limited partnerships with a carrying value at March 31, 2025 of $2,293.3 (December 31, 2024 - $2,282.3).
(4)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features. The table below excludes: interest rate swaps with a notional amount at March 31, 2025 of $1,900.0 (December 31, 2024 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the net purchases of first mortgage loans completed during 2023 and U.S. treasury bond forward contracts entered into during 2024 to buy long-dated U.S. treasury bonds with a notional amount at March 31, 2025 of $1,369.8 (December 31, 2024 - $1,330.2).

	March 31, 2025		December 31, 2024
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	9,190.5	8,921.8	9,324.8	9,117.2
Due after 1 year through 3 years(2)	8,573.3	8,597.9	8,110.9	7,975.6
Due after 3 years through 5 years(2)	8,632.8	8,767.0	6,939.6	7,004.5
Due after 5 years through 10 years(3)	11,546.4	11,646.7	12,309.6	12,273.6
Due after 10 years(4)	1,875.2	1,759.7	2,036.2	1,864.6
	39,818.2	39,693.1	38,721.1	38,235.5
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at March 31, 2025 of $4,702.9 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
(3)    Includes U.S. treasury bonds at March 31, 2025 of $9,420.0 (December 31, 2024 - $10,222.4) with maturities between 5 to 7 years.
(4)    Includes U.S. treasury bonds at March 31, 2025 of $1,205.9 (December 31, 2024 - $1,204.7) with maturities between 28 to 30 years.

The increase in the company's holdings of bonds due after 1 year through 3 years was primarily due to net purchases of corporate and other bonds of $478.6 and U.S. treasury bonds of $199.7. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to net purchases of corporate and other bonds of $786.8, U.S. treasury bonds of $424.0 and other government bonds of $168.3. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting their earliest contractual maturity date.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2025				December 31, 2024
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	7,270.7	—	—	7,270.7	7,512.6	—	—	7,512.6

Short term investments:
Canadian government and provincials	29.0	—	—	29.0	98.5	—	—	98.5
U.S. treasury	151.6	—	—	151.6	217.8	—	—	217.8
Other government	59.7	202.1	—	261.8	55.7	171.0	—	226.7
Corporate and other	—	428.0	—	428.0	—	467.0	—	467.0
	240.3	630.1	—	870.4	372.0	638.0	—	1,010.0
Bonds:
Canadian government and provincials	—	2,719.3	—	2,719.3	—	2,741.0	—	2,741.0
U.S. treasury	—	16,379.3	—	16,379.3	—	15,863.9	—	15,863.9
U.S. states and municipalities	—	176.1	—	176.1	—	179.6	—	179.6
Other government	—	6,375.1	48.6	6,423.7	—	6,087.4	45.9	6,133.3
Corporate and other(1)	—	7,302.5	6,692.2	13,994.7	—	7,601.0	5,716.7	13,317.7
	—	32,952.3	6,740.8	39,693.1	—	32,472.9	5,762.6	38,235.5
Preferred stocks:
Canadian	16.9	—	19.2	36.1	16.3	—	19.2	35.5
U.S.	—	—	394.4	394.4	—	—	398.9	398.9
Other	14.7	1,787.1	1.9	1,803.7	12.3	1,936.7	1.8	1,950.8
	31.6	1,787.1	415.5	2,234.2	28.6	1,936.7	419.9	2,385.2
Common stocks:
Canadian	1,516.3	166.9	250.9	1,934.1	1,264.5	175.4	332.4	1,772.3
U.S.	990.6	35.6	1,457.9	2,484.1	902.4	34.3	1,396.0	2,332.7
Other	1,877.7	651.9	1,501.8	4,031.4	1,757.0	575.7	1,440.0	3,772.7
	4,384.6	854.4	3,210.6	8,449.6	3,923.9	785.4	3,168.4	7,877.7

Derivatives and other invested assets	—	1,392.9	958.4	2,351.3	—	1,354.2	842.3	2,196.5

Derivative obligations (note 7)	—	(188.3)	(118.9)	(307.2)	—	(222.7)	(134.2)	(356.9)

Holding company cash and investments and portfolio investments measured at fair value	11,927.2	37,428.5	11,206.4	60,562.1	11,837.1	36,964.5	10,059.0	58,860.6

	19.7%	61.8%	18.5%	100.0%	20.1%	62.8%	17.1%	100.0%

Investments in associates (note 6)	4,580.6	629.4	5,647.7	10,857.7	4,420.5	679.5	5,643.8	10,743.8
(1)    Included in Level 3 are the company's investments in first mortgage loans at March 31, 2025 of $4,702.9 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
There were no significant changes to the valuation techniques and processes used at March 31, 2025 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2024.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the three months ended March 31, 2025 and 2024 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2025
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,762.6	419.9	2,104.8	70.9	992.7	708.1	10,059.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	96.7	(3.8)	21.2	(3.9)	44.4	152.1	306.7
Purchases(2)(3)	1,427.7	—	71.1	—	3.2	142.3	1,644.3
Sales and distributions(2)	(566.9)	—	(79.1)	—	(17.6)	(163.4)	(827.0)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	20.7	(0.6)	1.6	0.5	0.8	0.4	23.4
Balance - March 31	6,740.8	415.5	2,119.6	67.5	1,023.5	839.5	11,206.4

	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	15.8	(16.4)	74.7	(0.5)	50.9	25.2	149.7
Purchases(2)	367.7	—	127.1	—	48.5	45.0	588.3
Sales and distributions(2)	(325.6)	—	(48.5)	(8.6)	(133.2)	—	(515.9)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(18.8)	(2.1)	(5.3)	(0.9)	(4.3)	(6.1)	(37.5)
Balance - March 31	5,836.1	2,123.5	2,146.2	62.8	919.4	556.6	11,644.6
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net redemptions of first mortgage loans for net proceeds of $105.5 (2024 - net purchases of $140.0).
(3)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia. The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting. See note 6 for details.

Net gains (losses) on investments

	First quarter
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains	Net change in unrealized losses	Net gains (losses) on investments

Long equity exposures and financial effects(1)(2)(3)	496.9	282.6	779.5	514.7	(239.6)	275.1
Total bonds	(51.3)	439.7	388.4	18.9	(337.7)	(318.8)
Other	97.0	(208.8)	(111.8)	61.8	(76.6)	(14.8)
Net gains (losses) on investments	542.6	513.5	1,056.1	595.4	(653.9)	(58.5)

(1)    During the first quarter of 2025 the company's long equity total return swaps on Fairfax subordinate voting shares produced net gains on investments of $97.2 (2024 - $330.6), comprised of net realized gains of $22.7 (2024 - $219.4), which represent cash-settled amounts recorded in holding company cash and investments, and net change in unrealized gains of $74.5 (2024 - $111.2). See note 7 for details.
(2)    On March 28, 2025 the company sold its investment in Sigma Companies International Corp. for total consideration of $327.1 and recorded a net realized gain of $178.7 as described in note 6.
(3)    On January 23, 2025 the company sold 80.0 million shares in Eurobank for cash consideration of $190.8 (€183.5) and recorded a net realized gain of $36.5 as described in note 6.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	March 31, 2025			December 31, 2024			First quarter
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2025	2024
Insurance and reinsurance
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	395.3	334.0	49.0%	434.9	325.3	8.6	5.9
Other	—	340.5	244.6	—	311.0	207.5	1.8	(5.1)
		735.8	578.6		745.9	532.8	10.4	0.8
Non-insurance
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(1)	32.3%	3,160.6	2,378.1	34.4%	2,923.5	2,374.8	105.7	79.3
Poseidon Corp. ("Poseidon")	43.3%	2,046.3	1,913.3	43.3%	2,046.3	1,858.5	80.5	34.8
EXCO Resources Inc. ("EXCO")	49.3%	459.6	451.6	49.3%	459.6	458.1	(7.1)	36.0
Quess Corp Limited ("Quess")	34.8%	394.4	429.2	34.6%	397.3	426.4	2.4	1.7
Other(2)(3)	—	1,334.2	1,366.3	—	1,572.2	1,502.7	(83.1)	(28.1)
		7,395.1	6,538.5		7,398.9	6,620.5	98.4	123.7
		8,130.9	7,117.1		8,144.8	7,153.3	108.8	124.5
Fairfax India
Investments in associates(4)	—	2,726.8	1,652.6	—	2,599.0	1,352.3	19.8	3.2
		10,857.7	8,769.7		10,743.8	8,505.6	128.6	127.7
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    On January 23, 2025 the company sold 80.0 million shares or an approximate 2.2% equity interest in Eurobank for gross proceeds of $190.8 (€183.5), which decreased the company's equity interest to 32.3% and resulted in the recognition of a realized gain of $36.5 in the consolidated statement of earnings. The sale was a mandatory technical adjustment to the company’s significant equity interest in Eurobank.
(2)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia for $25.0 as described in note 5. Blizzard Vacatia is a newly formed company with Vacatia Inc. (“Vacatia”) engaged in the development, sales, marketing and rental of timeshare resorts. Vacatia has extensive experience in the hospitality industry as a provider of solutions for timeshare resorts. The company has limited decision-making power over the relevant activities of Blizzard Vacatia and therefore does not have the ability to exert unilateral control. The company has significant influence over Blizzard Vacatia and accordingly commenced applying the equity method of accounting to its investment in the common shares of Blizzard Vacatia.
(3)    On March 28, 2025 the company sold its equity interest in Sigma Companies International Corp. ("Sigma") for total consideration of $327.1, comprised of cash consideration of $284.1 and a retained ownership interest in Sigma of 16.1% (through a new limited partnership interest) with a fair value of $43.0 at closing of the transaction, which is classified as FVTPL. As a result, the company recorded a realized gain of $178.7 in the consolidated statement of earnings.
(4)    On February 20, 2025 Fairfax India acquired an additional 10.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") from Siemens Project Ventures GmbH ("Siemens") for purchase consideration of $255.0, payable in three installments, with the initial installment paid on closing and the balance to be paid during the third quarters of 2025 and 2026. The company continued to apply the equity method of accounting for Fairfax India's 74.0% equity interest in Bangalore Airport due to the ongoing extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.
Subsequent to March 31, 2025
Investment in Albingia SA
During the fourth quarter of 2024 the company entered into an agreement to purchase an approximate 33% equity interest in Albingia SA ("Albingia") for purchase consideration of approximately $226 (€209). Closing of the transaction is expected to be in the second quarter of 2025. Albingia is a French insurance company that writes specialty property and casualty insurance.
Quess Corp spin-off
On April 21, 2025 Quess spun off two of its subsidiaries in a non-cash distribution to its shareholders. The company received one equity share of each of Digitide Solutions Limited ("Digitide") and Bluspring Enterprises Limited ("Bluspring") for every equity share of Quess held. The company will record its investments in Digitide and Bluspring at their respective fair values on the date of spin-off and expects to apply the equity method of accounting to each, and will continue to apply the equity method of accounting to its remaining investment in Quess. Digitide and Bluspring are expected to become publicly listed in India during the second quarter of 2025.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2025				December 31, 2024
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	4,405.3	180.3	1,284.7	0.8	4,156.1	140.5	1,121.2	0.4
Foreign currency derivative contracts	—	—	70.1	138.4	—	3.1	204.2	134.3
Other derivative contracts	—	153.2	281.8	168.0	—	137.3	249.4	222.2
Total			1,636.6	307.2			1,574.8	356.9

Equity derivative contracts
Long equity total return swaps
At March 31, 2025 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $981.6 (December 31, 2024 - $981.6), which included an aggregate of 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share at March 31, 2025 (December 31, 2024 - $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share) that produced net gains on investments during the first quarter of 2025 of $97.2 (2024 - $330.6).

8.    Insurance Contract Liabilities

	March 31, 2025			December 31, 2024
	PAA	GMM	Total	PAA	GMM	Total
Insurance contracts issued(1)	44,730.6	4,563.6	49,294.2	42,989.4	4,793.3	47,782.7
Assets for insurance acquisition cash flows	(163.9)	—	(163.9)	(176.8)	(3.7)	(180.5)
Insurance contract liabilities	44,566.7	4,563.6	49,130.3	42,812.6	4,789.6	47,602.2
(1)    Total at March 31, 2025 was comprised of LRC of $5,105.1 and LIC of $44,189.1 (December 31, 2024 - $5,878.1 and $41,904.6).

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2025
January 1	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4
March 31	1,095.7	10,005.7	11,101.4	625.9	27,860.0	28,485.9	248.3	4,818.4	5,066.7	44,654.0	76.6	44,730.6

2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
March 31	1,097.6	9,000.1	10,097.7	631.4	26,200.1	26,831.5	631.2	3,987.2	4,618.4	41,547.6	78.9	41,626.5
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the three months ended March 31 were as follows:
Three months ended March 31, 2025

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	2,747.1	37,370.7	2,791.2	42,909.0

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(7,232.8)	—	—	(7,232.8)
Incurred claims and other insurance service expenses	5.0	5,010.3	325.1	5,340.4
Amortization of acquisition costs	1,360.2	—	—	1,360.2
Prior year reserve development and release of risk adjustment on prior year claims	—	(69.5)	(241.1)	(310.6)
Insurance service expenses	1,365.2	4,940.8	84.0	6,390.0
Net insurance result	(5,867.6)	4,940.8	84.0	(842.8)
Net finance expense (income) from insurance contracts	(0.9)	769.7	(0.1)	768.7
Foreign exchange effects	33.1	181.1	16.8	231.0
Total changes in the consolidated statement of comprehensive income	(5,835.4)	5,891.6	100.7	156.9
Cash flows:
Premiums received	7,031.6	—	—	7,031.6
Claims and other insurance service expenses paid, including investment components	—	(4,358.5)	—	(4,358.5)
Insurance acquisition cash flows	(1,476.3)	—	—	(1,476.3)
Changes in funds withheld	(20.6)	63.5	—	42.9
	5,534.7	(4,295.0)	—	1,239.7
Investment components and other	(476.5)	772.2	52.7	348.4
Balance - March 31	1,969.9	39,739.5	2,944.6	44,654.0
(1)    Includes loss components of $184.6 at January 1, 2025 and $65.9 at March 31, 2025.

Three months ended March 31, 2024

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,610.8	35,530.6	2,651.3	41,792.7

Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(7,350.4)	—	—	(7,350.4)
Incurred claims and other insurance service expenses(2)	52.0	4,652.6	279.1	4,983.7
Amortization of acquisition costs	1,166.1	—	—	1,166.1
Prior year reserve development and release of risk adjustment on prior year claims	—	4.4	(168.4)	(164.0)
Insurance service expenses	1,218.1	4,657.0	110.7	5,985.8
Net insurance result	(6,132.3)	4,657.0	110.7	(1,364.6)
Net finance expense from insurance contracts	0.4	252.1	—	252.5
Foreign exchange effects	(32.5)	(229.3)	(21.8)	(283.6)
Total changes in the consolidated statement of comprehensive income	(6,164.4)	4,679.8	88.9	(1,395.7)
Cash flows:
Premiums received	6,495.0	—	—	6,495.0
Claims and other insurance service expenses paid, including investment components	—	(3,972.1)	—	(3,972.1)
Insurance acquisition cash flows	(1,335.6)	—	—	(1,335.6)
Changes in funds withheld	(13.6)	(7.9)	—	(21.5)
	5,145.8	(3,980.0)	—	1,165.8
Investment components and other	(232.0)	216.8	—	(15.2)
Balance - March 31	2,360.2	36,447.2	2,740.2	41,547.6
(1)    Includes loss components of $64.7 at January 1, 2024 and $115.2 at March 31, 2024.
(2)    Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC, except settled claims that remain unpaid, which are included within the LIC. Claims acquired in their settlement period and included within the LRC are released into insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses. Unearned premiums are released into insurance revenue over the remaining coverage period. During the first quarter of 2024 the insurance contracts acquired increased insurance revenue by $476.4 and incurred claims and other insurance service expenses by $546.8, which decreased the net insurance result by $70.4. Conversely, acquired contracts benefited the net reinsurance result by $78.8 as described in note 9.
Discount rates
Cash flows are discounted using risk-free yield curves that are adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	March 31, 2025				December 31, 2024				March 31, 2024
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	4.36%	4.36%	4.78%	5.07%	4.64%	4.83%	5.17%	5.37%	5.23%	4.81%	4.90%	5.00%
Canadian dollar	2.90%	3.48%	4.14%	4.42%	3.36%	3.82%	4.43%	4.60%	5.52%	4.74%	4.59%	4.61%
Euro	2.16%	2.57%	3.17%	3.58%	2.38%	2.50%	2.91%	3.23%	3.46%	2.87%	3.05%	3.39%
British pound sterling	4.61%	4.72%	5.33%	5.77%	4.74%	4.68%	5.14%	5.51%	4.96%	4.27%	4.46%	4.78%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at March 31, 2025 of 85.2% (December 31, 2024 - 84.6%).

9.    Reinsurance Contract Assets Held

	March 31, 2025			December 31, 2024
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held(1)	9,909.5	933.2	10,842.7	9,757.2	925.4	10,682.6

(1)    Total at March 31, 2025 was primarily comprised of AIC of $10,854.1 (December 31, 2024 - $10,666.8).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2025
January 1	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
March 31	(32.2)	1,274.0	1,241.8	(30.1)	6,983.5	6,953.4	(469.4)	2,174.4	1,705.0	9,900.2	9.3	9,909.5
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
March 31	(102.5)	1,286.3	1,183.8	(135.6)	7,072.9	6,937.3	(350.0)	2,069.8	1,719.8	9,840.9	6.7	9,847.6

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the three months ended March 31 were as follows:
Three months ended March 31, 2025

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(548.7)	9,449.8	847.2	9,748.3

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(1,279.6)	—	—	(1,279.6)
Recoveries of incurred claims and other insurance service expenses	0.4	954.2	85.7	1,040.3
Prior year reserve development and release of risk adjustment on prior year claims	—	10.0	(63.6)	(53.6)
Recoveries of insurance service expenses	0.4	964.2	22.1	986.7
Net reinsurance result	(1,279.2)	964.2	22.1	(292.9)
Net finance income from reinsurance contract assets held	0.1	192.1	—	192.2
Foreign exchange effects	(0.3)	45.4	5.0	50.1
Total changes in the consolidated statement of comprehensive income	(1,279.4)	1,201.7	27.1	(50.6)
Cash flows:
Premiums paid	1,226.8	—	—	1,226.8
Amounts received	—	(966.6)	—	(966.6)
Changes in funds withheld	(0.7)	6.0	—	5.3
	1,226.1	(960.6)	—	265.5
Investment components and other	70.3	(148.4)	15.1	(63.0)
Balance - March 31	(531.7)	9,542.5	889.4	9,900.2
(1)    Includes loss recovery components of $73.4 at January 1, 2025 and $3.2 at March 31, 2025.

Three months ended March 31, 2024

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	180.1	8,821.0	852.6	9,853.7

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(1,541.2)	—	—	(1,541.2)
Recoveries of incurred claims and other insurance service expenses(2)	25.8	1,064.5	82.4	1,172.7
Prior year reserve development and release of risk adjustment on prior year claims	—	(17.7)	0.6	(17.1)
Recoveries of insurance service expenses	25.8	1,046.8	83.0	1,155.6
Net reinsurance result	(1,515.4)	1,046.8	83.0	(385.6)
Net finance income from reinsurance contract assets held	—	104.0	—	104.0
Foreign exchange effects	(2.6)	(68.9)	(10.5)	(82.0)
Total changes in the consolidated statement of comprehensive income	(1,518.0)	1,081.9	72.5	(363.6)
Cash flows:
Premiums paid	1,123.7	—	—	1,123.7
Amounts received	—	(755.5)	—	(755.5)
Changes in funds withheld	(1.0)	(7.3)	—	(8.3)
	1,122.7	(762.8)	—	359.9
Investment components and other	(372.9)	366.9	(3.1)	(9.1)
Balance - March 31	(588.1)	9,507.0	922.0	9,840.9
(1)    Includes loss recovery components of $23.0 at January 1, 2024 and $47.2 at March 31, 2024.
(2)    Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC, except settled ceded claims where payment has not yet been received, which are included within the AIC. Ceded claims acquired in their settlement period and included within the ARC are released into cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are released into cost of reinsurance over the remaining coverage period. During the first quarter of 2024 Gulf Insurance contributed cost of reinsurance of $408.5, including $163.6 related to acquired contracts, and recoveries of insurance service expenses of $346.2, including $242.4 related to acquired contracts. The effect of acquired contracts benefited the net reinsurance result by $78.8.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	First quarter
	2025	2024
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(446.9)	(495.2)
Effect of changes in interest rates and other financial assumptions	(366.5)	225.0
	(813.4)	(270.2)

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	110.6	136.9
Effect of changes in interest rates and other financial assumptions	98.2	(32.7)
	208.8	104.2
Net finance expense from insurance contracts and reinsurance contract assets held	(604.6)	(166.0)

The table below presents the company's net effects from changes in discount rates on insurance contracts and reinsurance contract assets held and net gains (losses) on bonds recognized in the consolidated statement of earnings for the three months ended March 31, 2025 and 2024.

	First quarter
	2025	2024
Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	388.4	(318.8)
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(268.3)	192.3
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	120.1	(126.5)

11.    Borrowings
At March 31, 2025 the company had $200.0 drawn on its credit facility (December 31, 2024 - nil), and subsequent to March 31, 2025 made an additional draw of $100.0. The company was in compliance with its credit facility financial covenants at March 31, 2025 and December 31, 2024.

During the first quarter of 2025 Recipe increased its borrowings by $132.1 (Cdn$190.0) to partially fund the repurchase and cancellation of its common shares not owned by Fairfax as described in note 12.

12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2025	2024
Subordinate voting shares – January 1	20,919,696	22,254,478
Purchases for cancellation	(205,610)	(240,734)
Treasury shares acquired	(49,092)	(42,680)
Treasury shares reissued	167,549	111,339
Subordinate voting shares – March 31	20,832,543	22,082,403
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	21,581,313	22,831,173

During the first quarter of 2025 the company purchased for cancellation 205,610 subordinate voting shares (2024 – 240,734) primarily under the terms of its normal course issuer bids at a cost of $289.2 (2024 – $260.3), of which $238.3 (2024 – $200.7) was charged to retained earnings.

Preferred stock
On March 31, 2025 the company redeemed all of its 5,440,132 Series E fixed rate cumulative preferred shares, 2,099,046 Series F floating rate cumulative preferred shares and 9,200,000 Series M fixed rate cumulative preferred shares with carrying values of $124.5, $48.0 and $179.6 for $94.5 (Cdn$136.0), $36.5 (Cdn$52.5) and $159.8 (Cdn$230.0), respectively, or Cdn$25.00 per share, and recognized a gain of $61.3 in net changes in capitalization in the consolidated statement of changes in equity.
Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		First quarter
	March 31, 2025	December 31, 2024	2025	2024
Insurance and reinsurance companies	2,800.3	2,740.2	83.2	108.7
Non-insurance companies(1)	1,328.8	1,541.0	(75.9)	(115.5)
	4,129.1	4,281.2	7.3	(6.8)

(1)    During the first quarter of 2025 Recipe repurchased and cancelled its common shares not owned by Fairfax, which increased Fairfax's ownership interest in Recipe from 84.0% to 100.0%.

13.    Acquisitions and Divestitures
Subsequent to March 31, 2025
Proposed reverse take-over of Boat Rocker by Blue Ant Media Inc. and Boat Rocker management buyout
On March 23, 2025 Boat Rocker entered into definitive agreements whereby Blue Ant Media Inc. (“Blue Ant”) will become a public company via a reverse take-over of Boat Rocker, pursuant to which Boat Rocker will acquire all shares of Blue Ant by exchanging 1.25 Boat Rocker shares for each share of Blue Ant. Concurrently, Boat Rocker will sell certain of its production and distribution assets to a privately owned company controlled by certain members of Boat Rocker’s management. As a result, Boat Rocker recorded impairment charges in the first quarter of 2025. Closing of the transaction is subject to various closing conditions, regulatory approvals and shareholder approvals, and is expected to be in the second quarter of 2025. Upon closing, the company expects to apply the equity method of accounting to its investment in Blue Ant.

Three months ended March 31, 2025
During the first quarter of 2025 there were no significant acquisitions or divestitures.
14.    Income Taxes
The company’s provision for income taxes for the three months ended March 31 were comprised as follows:

	First quarter
	2025	2024
Current income tax:
Current year expense	242.3	251.7
Adjustments to prior years’ income taxes	(7.2)	0.9
	235.1	252.6
Deferred income tax:
Origination and reversal of temporary differences	4.0	38.2
Adjustments to prior years' deferred income taxes	(26.4)	(4.4)
	(22.4)	33.8
Provision for income taxes	212.7	286.4

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three months ended March 31 are presented in the following table:

	First quarter
	2025	2024

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	308.9	279.9
Non-taxable investment income	(34.0)	(10.5)
Tax rate differential on income and losses outside Canada	(27.9)	26.0
Change in unrecorded tax benefit of losses and temporary differences	4.2	6.4
Other including permanent differences	(38.5)	(15.4)
Provision for income taxes	212.7	286.4
Non-taxable investment income in the first quarters of 2025 and 2024 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax benefit on the tax rate differential on income and losses outside Canada of $27.9 in the first quarter of 2025 principally related to income taxed at lower rates in the U.S. The tax expense on the tax rate differential on income and losses outside Canada of $26.0 in the first quarter of 2024 principally related to losses tax effected at lower rates in Mauritius, partially offset by income taxed at lower rates in the U.S. and Bermuda.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures, at March 31, 2025 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2024.

United States Tariffs
The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company's operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company has performed an assessment of the potential direct impacts of the U.S. Tariffs to its operations and concluded that there are no significant impacts at this time. The company continues to assess the indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on loss costs, particularly for raw materials in the auto and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company's business could have a material adverse impact on the company's operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company's business, financial condition and results of operations.

Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at March 31, 2025 compared to December 31, 2024.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.
Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	March 31, 2025			December 31, 2024
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	19,620.7	19,683.3	49.6	19,394.3	19,168.0	50.1
AA/Aa	2,462.0	2,477.1	6.2	2,333.6	2,325.3	6.1
A/A	3,576.0	3,646.5	9.2	4,241.9	4,273.3	11.2
BBB/Baa	4,959.2	4,963.7	12.5	4,783.6	4,778.8	12.5
BB/Ba	1,413.9	1,256.6	3.2	1,316.4	1,128.4	3.0
B/B	253.8	259.8	0.7	167.4	171.7	0.4
Lower than B/B	349.4	380.4	1.0	291.4	364.6	1.0
Unrated(1)	7,183.2	7,025.7	17.6	6,192.5	6,025.4	15.7
Total	39,818.2	39,693.1	100.0	38,721.1	38,235.5	100.0
(1)    Includes the company's investments in first mortgage loans at March 31, 2025 of $4,702.9 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa was primarily due to net purchases of U.S. treasury bonds of $192.1. The decrease in bonds rated A/A was primarily due to net sales of corporate and other bonds of $370.7. The increase in unrated bonds primarily reflected the investments made in Blizzard Vacatia as described in note 5, partially offset by net redemptions of first mortgage loans of $105.5.
Liquidity Risk
The holding company's remaining known significant commitments for 2025 consist of the acquisition of an approximate 33% equity interest in Albingia for approximately $226 (€209) as described in note 6, an annual payment of $165.0 on the note payable of $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed from the revolving credit facility where proceeds were used to supplement holding company liquidity in the first quarter of 2025, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The holding company expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $212.3 for the three months ended March 31, 2025, of a maximum $3,164.7 available in 2025.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2025 compared to December 31, 2024.
Fixed income Portfolio
The company's exposure to interest rate risk on the company's fixed income portfolio increased in the first quarter of 2025 primarily due to net purchases of corporate and other bonds and other government bonds.

The company held forward contracts to buy long-dated U.S. treasury bonds with a notional amount at March 31, 2025 of $1,369.8 (December 31, 2024 - $1,330.2) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. See note 5 for details of the company's fixed income maturity profile. In addition, the company held interest rate swaps with a notional amount at March 31, 2025 of $1,900.0 (December 31, 2024 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed during 2023.
Liability for incurred claims of insurance contracts, net of reinsurance
The company has exposure to interest rate risk on its insurance contracts, principally in the liability for incurred claims of insurance contract liabilities, net of the asset for incurred claims of reinsurance contract assets held ("liability for incurred claims, net of reinsurance"), of the company's property and casualty and run-off operations, and in the liability for remaining coverage of the company's life insurance operations (as a provision for life policy benefits is principally included therein).
The company's exposure to interest rate risk on the company's liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC) increased to $33,261.5 at March 31, 2025 from $32,453.7 at December 31, 2024, primarily reflecting increased business volumes at the property and casualty insurance and reinsurance companies (and the normal delay between the occurrence and payment of claims) and increased current period catastrophe losses. Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is partially mitigated.
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings increased at March 31, 2025 compared to December 31, 2024 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at March 31, 2025 and December 31, 2024 and results of operations for the three months ended March 31, 2025 and 2024:

	March 31, 2025		December 31, 2024		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	First quarter
					2025	2024
Long equity exposures:
Common stocks	7,997.6	7,997.6	7,487.8	7,487.8	216.8	17.4
Bonds and preferred stocks – convertible(1)	520.2	520.2	273.6	273.6	83.2	(2.2)
Investments in associates(1)(2)	10,121.9	8,191.1	9,997.9	7,972.8	214.0	(0.2)
Equity derivatives(3)	2,781.7	1,283.9	2,588.0	1,120.8	260.7	260.1
Other	—	—	—	—	4.8	—
Long equity exposures and financial effects	21,421.4	17,992.8	20,347.3	16,855.0	779.5	275.1

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    Includes long equity total return swaps, equity warrants and options. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps it is the notional amount. Pre-tax earnings include net gains on investments during the first quarter of 2025 of $97.2 (2024 - $330.6) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $40,373.0 at March 31, 2025 compared to $40,102.9 at December 31, 2024.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Holding company cash and investments (net of derivative obligations)	2,093.7	2,502.1	2,093.7	2,502.1

Borrowings – holding company(1)	8,122.0	7,882.4	8,122.0	7,882.4
Borrowings – insurance and reinsurance companies(1)	980.8	975.8	980.8	975.8
Borrowings – non-insurance companies(1)	3,069.0	2,895.5	—	—
Total debt	12,171.8	11,753.7	9,102.8	8,858.2

Net debt	10,078.1	9,251.6	7,009.1	6,356.1

Common shareholders’ equity	23,316.0	22,959.8	23,316.0	22,959.8
Preferred stock	756.1	1,108.2	756.1	1,108.2
Non-controlling interests	4,129.1	4,281.2	2,800.3	2,740.2
Total equity	28,201.2	28,349.2	26,872.4	26,808.2

Net debt/total equity	35.7%	32.6%	26.1%	23.7%
Net debt/net total capital	26.3%	24.6%	20.7%	19.2%
Total debt/total capital	30.1%	29.3%	25.3%	24.8%
Interest coverage(2)	7.8x	10.5x	12.6x	13.5x
Interest and preferred share dividend distribution coverage(2)	7.3x	9.5x	11.4x	11.8x
(1)    At March 31, 2025 the fair value of borrowings - holding company and insurance and reinsurance companies was $9,179.8 (December 31, 2024 - $8,898.2) and the fair value of borrowings - non-insurance companies was $3,040.9 (December 31, 2024 - $2,877.6).
(2)    Coverage ratios are for the three months ended March 31, 2025 and year ended December 31, 2024.

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. On January 1, 2025 Ki completed the separation from its parent company Brit and became a separate operating company within the Global Insurers and Reinsurers reporting segment. There were no significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2025 compared to December 31, 2024.
An analysis of insurance revenue and operating income (loss) by reporting segment for the three months ended March 31 is presented below:

Quarter ended March 31, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,174.3	3,878.2	1,474.2	7,526.7	55.3	—	7,582.0
Intercompany insurance revenue	(12.9)	(40.8)	(45.6)	(99.3)	—	—	(99.3)
Insurance revenue	2,161.4	3,837.4	1,428.6	7,427.4	55.3	—	7,482.7

Insurance service result	269.7	225.2	114.2	609.1	(3.5)	—	605.6
Other insurance operating expenses	(78.1)	(103.4)	(70.7)	(252.2)	(17.4)	—	(269.6)
Interest and dividends(1)	126.4	306.9	82.9	516.2	27.4	(2.5)	541.1
Share of profit (loss) of associates	(10.7)	57.4	25.7	72.4	14.6	19.7	106.7
Non-insurance revenue	—	—	—	—	—	2,089.4	2,089.4
Non-insurance expenses	—	—	—	—	—	(2,147.7)	(2,147.7)
Operating income (loss)	307.3	486.1	152.1	945.5	21.1	(41.1)	925.5
Net finance expense from insurance contracts and reinsurance contract assets held							(604.6)
Net gains on investments							1,056.1
Interest expense							(190.4)
Corporate overhead and other(2)							(20.9)
Earnings before income taxes							1,165.7
Provision for income taxes							(212.7)
Net earnings							953.0

Attributable to:
Shareholders of Fairfax							945.7
Non-controlling interests							7.3
							953.0

Quarter ended March 31, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,105.8	3,645.9	1,999.9	7,751.6	35.4	—	7,787.0
Intercompany insurance revenue	(16.0)	(41.4)	(42.8)	(100.2)	—	—	(100.2)
Insurance revenue	2,089.8	3,604.5	1,957.1	7,651.4	35.4	—	7,686.8

Insurance service result	287.7	642.0	107.8	1,037.5	(0.5)	—	1,037.0
Other insurance operating expenses	(76.7)	(93.7)	(55.7)	(226.1)	(19.7)	—	(245.8)
Interest and dividends(1)	128.8	293.7	78.0	500.5	29.9	0.1	530.5
Share of profit of associates	24.8	52.1	26.7	103.6	13.2	3.3	120.1
Non-insurance revenue	—	—	—	—	—	1,514.2	1,514.2
Non-insurance expenses	—	—	—	—	—	(1,500.3)	(1,500.3)
Operating income	364.6	894.1	156.8	1,415.5	22.9	17.3	1,455.7
Net finance expense from insurance contracts and reinsurance contract assets held							(166.0)
Net losses on investments							(58.5)
Interest expense							(151.5)
Corporate overhead and other(2)							(23.6)
Earnings before income taxes							1,056.1
Provision for income taxes							(286.4)
Net earnings							769.7

Attributable to:
Shareholders of Fairfax							776.5
Non-controlling interests							(6.8)
							769.7
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First quarter
	2025	2024
Corporate and other expenses as presented in the consolidated statements of earnings	108.3	90.7
Holding company interest and dividends	(17.5)	(14.8)
Holding company share of profit of associates	(21.9)	(7.6)
Investment management and administration fee income and other	(48.0)	(44.7)
Corporate overhead and other as presented in the tables above	20.9	23.6

17.    Expenses
Expenses of the company's insurance and reinsurance companies and non-insurance companies for the three months ended March 31 were comprised as follows:

	March 31, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,728.6	3,728.6	—	3,728.6	—	3,728.6
Commissions	1,073.3	—	1,073.3	—	1,073.3	—	1,073.3
Cost of sales	—	—	—	—	—	1,339.2	1,339.2
Compensation expense	189.0	266.2	455.2	235.6	690.8	328.3	1,019.1
Administrative expense and other	156.0	134.2	290.2	142.3	432.5	480.2	912.7
Total	1,418.3	4,129.0	5,547.3	377.9	5,925.2	2,147.7	8,072.9

As presented in the consolidated statement of earnings:
Insurance service expenses	1,418.3	5,183.7	6,602.0	—	6,602.0	—	6,602.0
Recoveries of insurance service expenses	—	(1,054.7)	(1,054.7)	—	(1,054.7)	—	(1,054.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	377.9	377.9	—	377.9
Non-insurance expenses	—	—	—	—	—	2,147.7	2,147.7
Total	1,418.3	4,129.0	5,547.3	377.9	5,925.2	2,147.7	8,072.9

	March 31, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,415.5	3,415.5	—	3,415.5	—	3,415.5
Commissions	886.4	—	886.4	—	886.4	—	886.4
Cost of sales	—	—	—	—	—	975.6	975.6
Compensation expense	166.1	246.8	412.9	218.4	631.3	273.9	905.2
Administrative expense and other	163.4	171.7	335.1	118.1	453.2	250.8	704.0
Total	1,215.9	3,834.0	5,049.9	336.5	5,386.4	1,500.3	6,886.7

As presented in the consolidated statement of earnings:
Insurance service expenses	1,215.9	5,036.7	6,252.6	—	6,252.6	—	6,252.6
Recoveries of insurance service expenses	—	(1,202.7)	(1,202.7)	—	(1,202.7)	—	(1,202.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	336.5	336.5	—	336.5
Non-insurance expenses	—	—	—	—	—	1,500.3	1,500.3
Total	1,215.9	3,834.0	5,049.9	336.5	5,386.4	1,500.3	6,886.7
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of May 1, 2025)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three months ended March 31, 2025, and the notes to the MD&A in the company's 2024 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, net insurance service expenses, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the first quarter of 2025
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the first quarter of 2025, with comparisons to the first quarter of 2024 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit (loss), a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, and (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit (loss) as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	First quarter
	2025				2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	269.7	225.2	114.2	609.1	287.7	642.0	107.8	1,037.5
Other insurance operating expenses	(78.1)	(103.4)	(70.7)	(252.2)	(76.7)	(93.7)	(55.7)	(226.1)
Discounting of losses and ceded losses on claims recorded in the period	(118.5)	(317.1)	(29.8)	(465.4)	(111.1)	(230.5)	(24.7)	(366.3)
Changes in the risk adjustment and other(1)	5.8	181.5	18.1	205.4	(10.2)	(48.1)	(13.8)	(72.1)
Underwriting profit (loss)	78.9	(13.8)	31.8	96.9	89.7	269.7	13.6	373.0
Interest and dividends	126.4	306.9	82.9	516.2	128.8	293.7	78.0	500.5
Share of profit (loss) of associates	(10.7)	57.4	25.7	72.4	24.8	52.1	26.7	103.6
Adjusted operating income	194.6	350.5	140.4	685.5	243.3	615.5	118.3	977.1

Combined ratios, discounted(2)	85.5%	93.1%	88.3%	90.0%	83.9%	78.5%	91.6%	82.9%
Combined ratios, undiscounted(3)	95.5%	100.4%	96.7%	98.5%	94.7%	91.6%	98.5%	93.6%
Adjusted operating income interest coverage(4)(5)				6.0x				9.3x
Adjusted operating income interest and preferred share dividend coverage(4)(6)				5.4x				8.0x
(1)    Other primarily includes adjustments for differences in reserving methodology included within underwriting profit (loss) and the net effect of changes in onerous contracts.
(2)    A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by insurance revenue less cost of reinsurance.
(3)    A traditional performance measure of underwriting results within the property and casualty industry.
(4)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(6)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Insurance service result
•The insurance service result of the property and casualty insurance and reinsurance operations decreased from $1,037.5 in the first quarter of 2024 to $609.1 in the first quarter of 2025, primarily reflecting increased current period catastrophe losses of $781.3 or 12.7 combined ratio points on an undiscounted basis (2024 - $101.4 or 1.7 combined ratio points) principally comprised of $692.1 or 11.2 combined ratio points related to the California wildfires, primarily within the Global Insurers and Reinsurers reporting segment.

Underwriting performance
•Adjusted operating income of the property and casualty insurance and reinsurance operations decreased to $685.5 in the first quarter of 2025 from $977.1 in the first quarter of 2024, primarily reflecting decreased underwriting profit (principally as a result of the California wildfires, partially offset by increased net favourable prior year reserve development) and decreased share of profit of associates, partially offset by a modest increase in interest and dividend income.
•Despite the increased current period catastrophe losses from the California wildfires, the company's property and casualty insurance and reinsurance operations achieved underwriting profit of $96.9 in the first quarter of 2025, compared to underwriting profit of $373.0 in the first quarter of 2024. The consolidated undiscounted combined ratio of the property and casualty insurance and reinsurance operations in the first quarter of 2025 was 98.5% compared to an undiscounted combined ratio of 93.6% in the first quarter of 2024. Underwriting profitability reflected growth in business volumes, and higher net favourable prior year reserve development which provided a benefit of $219.1 or 3.5 combined ratio points (2024 - $29.9 or 0.5 of a combined ratio point). The underwriting performance by reporting segment was as follows:

	First quarter
	2025				2024
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	507.5	438.0	92.1%	39.6	529.9	466.8	91.0%	47.0
Crum & Forster	1,455.1	1,122.1	95.4%	50.3	1,290.3	955.9	95.9%	41.1
Zenith National	246.2	253.3	106.3%	(11.0)	250.7	251.6	99.1%	1.6
	2,208.8	1,813.4	95.5%	78.9	2,070.9	1,674.3	94.7%	89.7
Global Insurers and Reinsurers
Allied World	2,160.5	1,714.3	95.7%	54.0	2,004.5	1,568.4	91.5%	100.1
Odyssey Group	1,542.1	1,492.4	105.8%	(85.4)	1,429.7	1,371.6	92.8%	94.3
Brit(1)	781.0	588.7	97.6%	14.4	727.0	562.0	90.2%	53.7
Ki(1)	203.8	173.7	98.3%	3.2	186.2	152.2	88.2%	21.6
	4,687.4	3,969.1	100.4%	(13.8)	4,347.4	3,654.2	91.6%	269.7
International Insurers and Reinsurers	1,499.3	992.1	96.7%	31.8	1,580.3	920.8	98.5%	13.6
Property and casualty insurance and reinsurance	8,395.5	6,774.6	98.5%	96.9	7,998.6	6,249.3	93.6%	373.0
(1)     On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, 2024 comparative figures for Brit exclude the results of Ki.
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 8.4% to $6,774.6 in the first quarter of 2025 from $6,249.3 in the first quarter of 2024, while gross premiums written increased by 5.0%, principally reflecting increased premium volumes at Crum & Forster, Allied World and Odyssey Group, reinstatement premiums from the California wildfires and continued modest rate increases across certain lines of business in the first quarter of 2025. The growth in gross premiums written was partially offset by a decrease at Gulf Insurance that reflected the non-renewal of a significant health insurance contract for retired citizens in the third quarter of 2024 which had been experiencing diminishing underwriting profitability.

Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	First quarter
	2025	2024
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(813.4)	(270.2)
Net finance income from reinsurance contract assets held	208.8	104.2
Net finance expense from insurance contracts and reinsurance contract assets held	(604.6)	(166.0)
Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	455.9	358.3
Changes in the risk adjustment	(64.0)	(33.3)
Effects included in insurance service result	391.9	325.0
Total pre-tax net benefit (cost) in the consolidated statement of earnings	(212.7)	159.0
During the first quarter of 2025 as interest rates declined, the company recorded a total pre-tax net cost of $212.7, principally related to net finance expense from insurance contracts and reinsurance contract assets held of $604.6, partially offset by the net benefit of discounting losses and ceded losses on claims of $455.9 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense during the first quarter of 2025 of $604.6 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $336.3 and the effects of decreases in discount rates during the period on prior years' net losses on claims of $268.3.
During the first quarter of 2024 as interest rates increased, the company recorded a total pre-tax net benefit of $159.0, principally related to the net benefit of discounting losses and ceded losses on claims of $358.3 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during the first quarter of 2024 of $166.0. The net finance expense during the first quarter of 2024 of $166.0 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $358.3, partially offset by the benefit of modest increases in discount rates during the period on prior years' net losses on claims of $192.3.
•Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is partially mitigated. The cost of the effect of decreases in discount rates on prior years' net losses on claims of $268.3 in the first quarter of 2025 was more than offset by net gains recorded on the company’s bond portfolio of $388.4 as discussed below under Investment Performance.
•The table that follows presents the company's total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the three months ended March 31, 2025 and 2024, set out in a format the company believes assists in understanding the company's net exposure to interest rate risk.

	First quarter
	2025	2024
Discounting of losses and ceded losses on claims recorded in the period, and changes in the risk adjustment (recognized in insurance service result)	391.9	325.0
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(336.3)	(358.3)
	55.6	(33.3)

Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	388.4	(318.8)
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(268.3)	192.3
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	120.1	(126.5)
Total pre-tax net benefit (loss) in the consolidated statement of earnings	175.7	(159.8)
•Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three months ended March 31, 2025 for details of the discount rates applied to losses and ceded losses on claims recorded in the period.

Investment Performance
Interest and dividends
•Consolidated interest and dividends of $606.5 in the first quarter of 2025 increased from $589.8 in the first quarter of 2024, with higher interest income earned principally due to net purchases of U.S. treasury bonds, other government and corporate and other bonds during 2024 and the first quarter of 2025 and net purchases of first mortgage loans during 2024.
•At March 31, 2025 the company's insurance and reinsurance companies held portfolio investments of $65.2 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $7.9 billion was in cash and short term investments, representing 12.1% of those portfolio investments.
•The company's fixed income portfolio is conservatively positioned with 70% of the fixed income portfolio invested in U.S. treasuries and other government bonds and 20% in high quality corporate bonds, primarily short-dated, with an average term to maturity on the bond portfolio of 4.3 years.
Share of profit of associates
•Consolidated share of profit of associates of $128.6 in the first quarter of 2025 principally reflected share of profit of $105.7 from Eurobank and $80.5 from Poseidon, partially offset by share of losses from certain limited partnerships and other non-insurance associates.
•Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2025 for details of transactions related to associates.
Net gains (losses) on investments
•Net gains on investments of $1,056.1 in the first quarter of 2025 consisted of the following:

	First quarter
	2025
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Equity exposures	496.9	282.6	779.5
Bonds	(51.3)	439.7	388.4
Other	97.0	(208.8)	(111.8)
	542.6	513.5	1,056.1

•Net gains on equity exposures of $779.5 in the first quarter of 2025 were primarily comprised of net gains of $216.8 on convertible bonds and equity warrants, net gains of $216.8 on common stocks, net realized gains on disposition of Sigma of $178.7 and net gains of $97.2 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares.
•Net gains on bonds of $388.4 in the first quarter of 2025 were principally comprised of net gains on U.S. treasuries of $297.5 and on corporate and other bonds of $42.7. The net gains on bonds were partially offset by the effect of decreases in discount rates on prior years' net losses on claims of $268.3 in the first quarter of 2025 as discussed above.
Non-insurance companies
•Non-insurance companies reported an operating loss of $41.1 in the first quarter of 2025 compared to operating income of $17.3 in the first quarter of 2024. Excluding non-cash impairment charges recorded at Boat Rocker in relation to its recently announced strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management, the non-insurance companies reported higher operating income in the first quarter of 2025 compared to the first quarter of 2024, principally reflecting increased operating income at the Restaurants and retail operating segment primarily related to the consolidation of Sleep Country on October 1, 2024 and higher business volumes at Recipe.
•During the first quarter of 2025 Recipe repurchased and cancelled its common shares not owned by Fairfax, which increased Fairfax's ownership interest in Recipe from 84.0% to 100.0%.

Financial Condition
•Maintaining an emphasis on financial soundness, the company held $2,094.5 of cash and investments at the holding company at March 31, 2025 (December 31, 2024 - $2,502.7), had $200.0 of its $2.0 billion unsecured revolving credit facility drawn to supplement holding company liquidity, and the holding company also continued to own additional investments in associates and consolidated non-insurance companies with a fair value of approximately $1.7 billion. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At March 31, 2025 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,435.6 compared to $1,480.5 at December 31, 2024. The pre-tax excess of $1,435.6 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading "Book Value Per Basic Share", for details.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 25.3% at March 31, 2025 compared to 24.8% at December 31, 2024, primarily reflecting increased total debt and redemptions of all of the company's Series E, Series F and Series M preferred shares, partially offset by increased common shareholders' equity as described below.
•Common shareholders’ equity increased by $356.2 to $23,316.0 at March 31, 2025 from $22,959.8 at December 31, 2024, primarily reflecting:
◦net earnings attributable to shareholders of Fairfax of $945.7, and
◦other comprehensive income of $110.7 primarily related to unrealized foreign currency translation gains net of hedges as a result of the strengthening of foreign currencies against the U.S. dollar, partially offset by
◦payments of common and preferred share dividends of $352.5, and
◦purchases of 205,610 subordinate voting shares for cancellation for cash consideration of $289.2, or $1,406.49 per share.
•Book value per basic share was $1,080.38 at March 31, 2025 compared to $1,059.60 at December 31, 2024, representing an increase per basic share in the first quarter of 2025 of 2.0% (an increase of 3.5% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2025). At March 31, 2025 there were 21,581,313 common shares effectively outstanding.

Sources of Income
Income as presented in the interim consolidated financial statements for the first quarters of 2025 and 2024 was comprised as follows:

	First quarter
	2025	2024
Insurance revenue:
North American Insurers	2,161.4	2,089.8
Global Insurers and Reinsurers	3,837.4	3,604.5
International Insurers and Reinsurers	1,428.6	1,957.1
Property and Casualty Insurance and Reinsurance	7,427.4	7,651.4
Life insurance and Run-off	55.3	35.4
Consolidated insurance revenue	7,482.7	7,686.8
Interest and dividends	606.5	589.8
Share of profit of associates	128.6	127.7
Net gains (losses) on investments	1,056.1	(58.5)
Non-insurance revenue	2,089.4	1,514.2
Total income	11,363.3	9,860.0
Income of $11,363.3 in the first quarter of 2025 increased from $9,860.0 in the first quarter of 2024 principally reflecting net gains on investments as compared to net losses on investments in the first quarter of 2024, increased non-insurance revenue and a modest increase in interest and dividends, partially offset by decreased insurance revenue.
The decrease in insurance revenue during the first quarter of 2025 of $204.1 or 2.7% principally reflected decreased insurance revenue at the International Insurers and Reinsurers reporting segment (primarily related to Gulf Insurance due to the effects of accounting for acquired contracts in the first quarter of 2024 which had increased net insurance revenue by $312.8 and the non-renewal of a significant health insurance contract for retired citizens in the third quarter of 2024 that had been experiencing diminishing underwriting profitability), partially offset by an increase in insurance revenue at the Global Insurers and Reinsurers and North American Insurers reporting segments (principally reflecting increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across many lines of business and strong customer retention). Refer to Components of Net Earnings in this MD&A for details by reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the first quarter of 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
The increase in non-insurance revenue during the first quarter of 2025 of $575.2 or 38.0% primarily reflected the consolidations of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment. An analysis of non-insurance revenue for the first quarters of 2025 and 2024 is provided in the Underwriting and Operating Income section of this MD&A, under the heading "Non-insurance companies".

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three months ended March 31, 2025 and 2024 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2025, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded from operating income (loss) is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

	First quarter
	2025	2024
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	85.5%	83.9%
Global Insurers and Reinsurers	93.1%	78.5%
International Insurers and Reinsurers	88.3%	91.6%
Consolidated	90.0%	82.9%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	95.5%	94.7%
Global Insurers and Reinsurers	100.4%	91.6%
International Insurers and Reinsurers	96.7%	98.5%
Consolidated	98.5%	93.6%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	269.7	287.7
Global Insurers and Reinsurers	225.2	642.0
International Insurers and Reinsurers	114.2	107.8
Insurance service result	609.1	1,037.5
Other insurance operating expenses	(252.2)	(226.1)
Interest and dividends	516.2	500.5
Share of profit of associates	72.4	103.6
Operating income - Property and Casualty Insurance and Reinsurance	945.5	1,415.5
Operating income - Life insurance and Run-off	21.1	22.9
Operating income (loss) - Non-insurance companies	(41.1)	17.3
Net finance expense from insurance contracts and reinsurance contract assets held	(604.6)	(166.0)
Net gains (losses) on investments	1,056.1	(58.5)
Interest expense	(190.4)	(151.5)
Corporate overhead and other	(20.9)	(23.6)
Earnings before income taxes	1,165.7	1,056.1
Provision for income taxes	(212.7)	(286.4)
Net earnings	953.0	769.7

Attributable to:
Shareholders of Fairfax	945.7	776.5
Non-controlling interests	7.3	(6.8)
	953.0	769.7

The discussion that follows makes reference to underwriting profit (loss), a key performance measure used by the company and the property and casualty industry in which it operates. For a reconciliation of insurance service result to underwriting profit for the property and casualty insurance and reinsurance operations, see the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Underwriting Performance".

Insurance Service Result - Property and Casualty Insurance and Reinsurance
The decrease in the insurance service result of the property and casualty insurance and reinsurance operations in the first quarter of 2025 of $428.4 or 41.3% was principally attributable to increased current period catastrophe losses primarily reflecting losses from the California wildfires, partially offset by increased net favourable prior year reserve development within the Global Insurers and Reinsurers reporting segment. The decrease in the insurance service result in the first quarter also reflected a modest decrease at the North American Insurers reporting segment primarily reflecting decreases at Northbridge (principally increased large loss experience on property lines of business) and Zenith National (principally increased net losses and decreased net favourable prior year reserve development in the workers' compensation business), partially offset by an increase in the insurance service result at Crum & Forster reflecting increased net insurance revenue with more modest increases in net insurance service expenses. The decrease in the insurance service result in the first quarter of 2025 was partially offset by an increase at the International Insurers and Reinsurers reporting segment primarily reflecting an increase at Fairfax Asia resulting from an increase in net insurance revenue (principally at Singapore Re due to increases in new business and strong renewals) and a decrease in insurance service expense (principally at AMAG Insurance due to non-recurring large losses incurred in the first quarter of 2024). The decrease in insurance service expenses includes increased net favourable prior year reserve development at the majority of the companies within the reporting segment.
Underwriting Profit - Property and Casualty Insurance and Reinsurance
The company's property and casualty insurance and reinsurance operations produced underwriting profit of $96.9 (undiscounted combined ratio of 98.5%) in the first quarter of 2025 compared to underwriting profit of $373.0 (undiscounted combined ratio of 93.6%) in the first quarter of 2024, primarily reflecting the same factors as noted above for the insurance service result.
The following table presents the components of the company's combined ratios, undiscounted, a key performance measure of underwriting profit, for the three months ended March 31, 2025 and 2024:

	First quarter
Property and Casualty Insurance and Reinsurance	2025	2024
Underwriting profit	96.9	373.0

Losses on claims - accident year	71.2%	62.9%
Commissions	17.0%	16.4%
Underwriting expenses	13.8%	14.8%
Combined ratio, undiscounted - accident year	102.0%	94.1%
Net favourable prior year reserve development	(3.5)%	(0.5)%
Combined ratio, undiscounted - calendar year	98.5%	93.6%

Net favourable prior year reserve development, on an undiscounted basis, for the three months ended March 31, 2025 and 2024 was comprised as follows:

	First quarter
Property and Casualty Insurance and Reinsurance	2025	2024
North American Insurers	(17.0)	(11.4)
Global Insurers and Reinsurers	(154.5)	(4.3)
International Insurers and Reinsurers	(47.6)	(14.2)
Net favourable prior year reserve development	(219.1)	(29.9)

Net favourable prior year reserve development, on an undiscounted basis, of $219.1 in the first quarter of 2025 reflected favourable emergence within each of the reporting segments, primarily at the Global Insurers and Reinsurers reporting segment (principally on both non-catastrophe losses and catastrophe losses at Odyssey Group and on catastrophe losses at Brit) and the International Insurers and Reinsurers reporting segment (primarily reflecting increased net favourable prior year reserve development at a majority of the companies within the reporting segment, including at Gulf Insurance (principally in its motor and property lines of business) and at Fairfax Asia (principally at Singapore Re across property, accident & health and motor lines of business)).

Current period catastrophe losses, on an undiscounted basis, for the three months ended March 31, 2025 and 2024 were comprised as follows:

	First quarter
	2025			2024
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	692.1	11.2		—	—
Other	89.2	1.5		101.4	1.7
Total catastrophe losses	781.3	12.7	points	101.4	1.7	points
(1)    Net of reinstatement premiums.
The commission expense ratio increased to 17.0% in the first quarter of 2025 from 16.4% in the first quarter of 2024, reflecting increases at each of the reporting segments principally due to changes in the mix of business written.
The underwriting expense ratio decreased to 13.8% in the first quarter of 2025 from 14.8% in the first quarter of 2024, reflecting decreases in the underwriting expense ratios at each of the reporting segments. The decreased underwriting expense ratio at the Global Insurers and Reinsurers reporting segment primarily reflected increased net premiums earned relative to more modest increases in underwriting expenses at Odyssey Group and decreased underwriting expenses at Brit, partially offset by increased underwriting expenses at Ki, primarily related to investments in technology and operations as Ki continues to build out to operate as a separate business. The decreased underwriting expense ratio at the North American Insurers reporting segment primarily reflected growth in net premiums earned at Crum & Forster relative to modest increases in underwriting expenses.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three months ended March 31, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of net finance expense from insurance contracts and reinsurance contract assets held for the three months ended March 31, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax increased to $945.7 (net earnings of $46.10 per basic share and $42.70 per diluted share) in the first quarter of 2025 from net earnings of $776.5 (net earnings of $33.26 per basic share and $30.82 per diluted share) in the first quarter of 2024. The increase in profitability in the first quarter of 2025 compared to the first quarter of 2024 principally reflected increased net gains on investments, decreased provision for income taxes and a modest increase in interest and dividends, partially offset by increased net finance expense from insurance contracts and reinsurance contract assets held, decreased insurance service result due to California wildfire losses, an operating loss from non-insurance companies in the first quarter of 2025 compared to operating income in the first quarter of 2024 and increased interest expense.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three months ended March 31, 2025 and 2024. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate and other expenses by the Corporate and Other category.
Quarter ended March 31, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,161.4	3,837.4	1,428.6	7,427.4	55.3	—	—	—	7,482.7
Intercompany	12.9	40.8	45.6	99.3	—	—	—	(99.3)	—
Insurance revenue	2,174.3	3,878.2	1,474.2	7,526.7	55.3	—	—	(99.3)	7,482.7
Insurance service expenses	(1,822.8)	(3,654.8)	(1,150.7)	(6,628.3)	(61.2)	—	—	87.5	(6,602.0)
Net insurance result	351.5	223.4	323.5	898.4	(5.9)	—	—	(11.8)	880.7
Cost of reinsurance	(319.9)	(603.5)	(497.4)	(1,420.8)	(8.2)	—	—	99.3	(1,329.7)
Recoveries of insurance service expenses	238.1	605.3	288.1	1,131.5	10.6	—	—	(87.4)	1,054.7
Net reinsurance result	(81.8)	1.8	(209.3)	(289.3)	2.4	—	—	11.9	(275.0)
Insurance service result	269.7	225.2	114.2	609.1	(3.5)	—	—	0.1	605.7
Other insurance operating expenses	(78.1)	(103.4)	(70.7)	(252.2)	(17.4)	—	—	—	(269.6)
Interest and dividends	126.4	306.9	82.9	516.2	27.4	(2.5)	17.5	47.9	606.5
Share of profit (loss) of associates	(10.7)	57.4	25.7	72.4	14.6	19.7	21.9	—	128.6
Other:
Non-insurance revenue	—	—	—	—	—	2,089.4	—	—	2,089.4
Non-insurance expenses	—	—	—	—	—	(2,147.7)	—	—	(2,147.7)
Operating income (loss)	307.3	486.1	152.1	945.5	21.1	(41.1)	39.4	48.0	1,012.9
Net finance expense from insurance contracts and reinsurance contract assets held	(156.0)	(408.2)	(21.5)	(585.7)	(18.9)	—	—	—	(604.6)
Net gains (losses) on investments	287.1	624.3	(105.1)	806.3	24.9	(36.7)	261.6	—	1,056.1
Interest expense	(1.6)	(14.5)	(4.5)	(20.6)	(0.2)	(73.5)	(96.2)	0.1	(190.4)
Corporate and other expenses	(11.9)	(19.6)	(9.3)	(40.8)	(0.2)	—	(19.2)	(48.1)	(108.3)
Earnings (loss) before income taxes	424.9	668.1	11.7	1,104.7	26.7	(151.3)	185.6	—	1,165.7
Provision for income taxes									(212.7)
Net earnings									953.0

Attributable to:
Shareholders of Fairfax									945.7
Non-controlling interests									7.3
									953.0

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,331.1	2,957.6	946.8	5,235.5
Prior year reserve development and release of risk adjustment on prior year claims	(81.3)	(110.2)	(115.5)	(307.0)
Losses on claims - calendar year	1,249.8	2,847.4	831.3	4,928.5
Commissions	368.6	549.2	176.0	1,093.8
Other underwriting expenses	204.4	258.2	143.4	606.0
Insurance service expenses	1,822.8	3,654.8	1,150.7	6,628.3

Quarter ended March 31, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,089.8	3,604.5	1,957.1	7,651.4	35.4	—	—	—	7,686.8
Intercompany	16.0	41.4	42.8	100.2	—	—	—	(100.2)	—
Insurance revenue	2,105.8	3,645.9	1,999.9	7,751.6	35.4	—	—	(100.2)	7,686.8
Insurance service expenses	(1,737.2)	(2,829.1)	(1,754.4)	(6,320.7)	(38.4)	—	—	106.5	(6,252.6)
Net insurance result	368.6	816.8	245.5	1,430.9	(3.0)	—	—	6.3	1,434.2
Cost of reinsurance	(319.2)	(664.6)	(715.8)	(1,699.6)	(0.3)	—	—	100.2	(1,599.7)
Recoveries of insurance service expenses	238.3	489.8	578.1	1,306.2	2.8	—	—	(106.3)	1,202.7
Net reinsurance result	(80.9)	(174.8)	(137.7)	(393.4)	2.5	—	—	(6.1)	(397.0)
Insurance service result	287.7	642.0	107.8	1,037.5	(0.5)	—	—	0.2	1,037.2
Other insurance operating expenses	(76.7)	(93.7)	(55.7)	(226.1)	(19.7)	—	—	—	(245.8)
Interest and dividends	128.8	293.7	78.0	500.5	29.9	0.1	14.8	44.5	589.8
Share of profit of associates	24.8	52.1	26.7	103.6	13.2	3.3	7.6	—	127.7
Other:
Non-insurance revenue	—	—	—	—	—	1,514.2	—	—	1,514.2
Non-insurance expenses	—	—	—	—	—	(1,500.3)	—	—	(1,500.3)
Operating income	364.6	894.1	156.8	1,415.5	22.9	17.3	22.4	44.7	1,522.8
Net finance expense from insurance contracts and reinsurance contract assets held	(42.2)	(89.8)	(18.6)	(150.6)	(15.4)	—	—	—	(166.0)
Net gains (losses) on investments	(34.0)	(104.5)	(7.7)	(146.2)	(28.9)	(182.4)	299.0	—	(58.5)
Interest expense	(1.5)	(11.5)	(7.5)	(20.5)	(3.9)	(43.1)	(84.0)	—	(151.5)
Corporate and other expenses	(9.1)	(17.8)	(9.2)	(36.1)	(0.2)	—	(9.7)	(44.7)	(90.7)
Earnings (loss) before income taxes	277.8	670.5	113.8	1,062.1	(25.5)	(208.2)	227.7	—	1,056.1
Provision for income taxes									(286.4)
Net earnings									769.7

Attributable to:
Shareholders of Fairfax									776.5
Non-controlling interests									(6.8)
									769.7

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,251.4	2,264.5	1,388.1	4,904.0
Prior year reserve development and release of risk adjustment on prior year claims	(61.6)	(113.2)	35.0	(139.8)
Losses on claims - calendar year	1,189.8	2,151.3	1,423.1	4,764.2
Commissions	353.0	415.4	136.3	904.7
Other underwriting expenses	194.4	262.4	195.0	651.8
Insurance service expenses	1,737.2	2,829.1	1,754.4	6,320.7

Components of Net Earnings
Underwriting and Operating Income
Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three months ended March 31, 2025 and 2024. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, for the three months ended March 31, 2025 and 2024 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

    North American Insurers

	First quarter
	2025	2024
Combined ratio, discounted	85.5%	83.9%

Combined ratio, undiscounted:
Loss & LAE - accident year	64.3%	63.0%
Commissions	15.9%	15.6%
Underwriting expenses	16.3%	16.8%
Combined ratio, undiscounted - accident year	96.5%	95.4%
Net favourable prior year reserve development	(1.0)%	(0.7)%
Combined ratio, undiscounted - calendar year	95.5%	94.7%

Gross premiums written	2,208.8	2,070.9
Net premiums written	1,813.4	1,674.3
Net insurance revenue(1)	1,854.4	1,786.6

Insurance service result	269.7	287.7
Other insurance operating expenses	(78.1)	(76.7)
Discounting of losses and ceded losses on claims recorded in the period	(118.5)	(111.1)
Changes in the risk adjustment and other	5.8	(10.2)
Underwriting profit	78.9	89.7
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
North American Insurers reported an insurance service result of $269.7 in the first quarter of 2025 compared to an insurance service result of $287.7 in the first quarter of 2024. The modest decrease in the first quarter of 2025 of $18.0 primarily reflected increased large loss experience on property lines of business at Northbridge, higher losses and decreased net favourable prior year reserve development in the workers' compensation business at Zenith National, increased insurance acquisition expenses at Crum & Forster, and higher current period catastrophe losses at Zenith National and Crum & Forster due to the California wildfires. The decrease in the insurance service result in the first quarter of 2025 was partially offset by decreased non-catastrophe losses in property lines of business and continued growth in net insurance revenue at Crum & Forster (including rate increases across most lines of business) relative to modest increases in underwriting expenses, and decreased current period catastrophe losses and increased net favourable prior year reserve development at Northbridge.
The operating companies comprising the North American Insurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the first quarters of 2025 and 2024 as set out in the following table:

	Combined ratios, discounted		Net insurance revenue		Insurance service result
	First quarter		First quarter		First quarter
	2025	2024	2025	2024	2025	2024
Northbridge	84.3%	80.9%	508.9	530.4	79.8	101.1
Crum & Forster	84.9%	84.6%	1,170.5	1,077.1	177.0	166.0
Zenith National	92.6%	88.5%	175.0	179.1	12.9	20.6
North American Insurers	85.5%	83.9%	1,854.4	1,786.6	269.7	287.7

Underwriting profit
North American Insurers produced an underwriting profit of $78.9 and an undiscounted combined ratio of 95.5% in the first quarter of 2025 compared to an underwriting profit of $89.7 and an undiscounted combined ratio of 94.7% in the first quarter of 2024. The decrease in underwriting profitability in the first quarter of 2025 primarily reflected the same factors which decreased the insurance service result as noted above.
The operating companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the first quarters of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	First quarter		First quarter
	2025	2024	2025	2024
Northbridge	92.1%	91.0%	39.6	47.0
Crum & Forster	95.4%	95.9%	50.3	41.1
Zenith National	106.3%	99.1%	(11.0)	1.6
North American Insurers	95.5%	94.7%	78.9	89.7

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for the first quarters of 2025 and 2024 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	First quarter		First quarter		First quarter
	2025	2024	2025	2024	2025	2024
Northbridge	507.5	529.9	438.0	466.8	502.2	521.7
Crum & Forster	1,455.1	1,290.3	1,122.1	955.9	1,096.6	1,002.4
Zenith National	246.2	250.7	253.3	251.6	174.1	178.4
North American Insurers	2,208.8	2,070.9	1,813.4	1,674.3	1,772.9	1,702.5

Gross premiums written increased by 6.7% in the first quarter of 2025 primarily reflecting increased business volumes at Crum & Forster (primarily workers' compensation and accident and health lines of business) and continued rate increases across most lines of business, with the exception of workers' compensation business, primarily at Zenith National, which continues to experience rate decreases, partially offset by a decrease at Northbridge as a result of the strengthening of the U.S. dollar relative to the Canadian dollar.
Net premiums written increased by 8.3% in the first quarter of 2025, primarily reflecting the growth in gross premiums written and a lower net cession rate at Crum & Forster. Net premiums earned increased by 4.1% in the first quarter of 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
The current accident year loss and loss adjustment expense ratio increased to 64.3% in the first quarter of 2025 from 63.0% in the first quarter of 2024, primarily reflecting increased large loss experience on property lines of business at Northbridge, higher loss trends in the workers' compensation business at Zenith National, and increased current period catastrophe losses at Zenith National and Crum & Forster due to the California wildfires, partially offset by lower non-catastrophe losses in property lines of business at Crum & Forster and lower current period catastrophe losses at Northbridge.
The commission expense ratio increased to 15.9% in the first quarter of 2025 from 15.6% in the first quarter of 2024, primarily reflecting increased commissions at Crum & Forster principally due to changes in the mix of business written.
The underwriting expense ratio decreased to 16.3% in the first quarter of 2025 from 16.8% in the first quarter of 2024, primarily reflecting growth in net premiums earned at Crum & Forster relative to modest increases in underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $267.4 in the first quarter of 2025 from $208.4 in the first quarter of 2024, primarily reflecting lower taxes paid at Northbridge, and lower net claims paid at Northbridge and Crum & Forster, partially offset by decreased net premium collections at Crum & Forster, increased taxes paid at Zenith National and increased operating expenses paid at Crum & Forster and Zenith National.

    Global Insurers and Reinsurers

	First quarter
	2025	2024
Combined ratio, discounted	93.1%	78.5%

Combined ratio, undiscounted:
Loss & LAE - accident year	76.8%	63.2%
Commissions	17.6%	16.9%
Underwriting expenses	10.4%	11.6%
Combined ratio, undiscounted - accident year	104.8%	91.7%
Net favourable prior year reserve development	(4.4)%	(0.1)%
Combined ratio, undiscounted - calendar year	100.4%	91.6%

Gross premiums written	4,687.4	4,347.4
Net premiums written	3,969.1	3,654.2
Net insurance revenue(1)	3,274.7	2,981.3

Insurance service result	225.2	642.0
Other insurance operating expenses	(103.4)	(93.7)
Discounting of losses and ceded losses on claims recorded in the period	(317.1)	(230.5)
Changes in the risk adjustment and other	181.5	(48.1)
Underwriting profit (loss)	(13.8)	269.7
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.

On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented in the tables to follow for Brit exclude the results of Ki.
Insurance service result
Global Insurers and Reinsurers insurance service result of $225.2 and a discounted combined ratio of 93.1% in the first quarter of 2025 compared to an insurance service result of $642.0 and a discounted combined ratio of 78.5% in the first quarter of 2024. The decrease in the insurance service result in the first quarter of 2025 of $416.8 or 64.9% primarily reflected increased current period catastrophe losses, principally from the California wildfires (as set out in the table below) and increased insurance acquisition expenses, partially offset by increased net favourable prior year reserve development at Odyssey Group on both non-catastrophe losses (primarily insurance lines of business) and catastrophe losses (primarily 2024 attritional catastrophe losses), and Brit (primarily catastrophe losses) and increased net insurance revenue at each of the operating companies within the Global Insurers and Reinsurers reporting segment.

	Combined ratios, discounted		Net insurance revenue		Insurance service result
	First quarter		First quarter		First quarter
	2025	2024	2025	2024	2025	2024
Allied World	84.3%	78.9%	1,305.6	1,234.6	204.8	260.8
Odyssey Group	102.2%	80.9%	1,238.8	1,163.7	(26.7)	222.1
Brit	97.0%	70.9%	538.8	425.6	16.4	124.0
Ki	84.0%	77.7%	191.5	157.4	30.7	35.1
Global Insurers and Reinsurers	93.1%	78.5%	3,274.7	2,981.3	225.2	642.0
Underwriting profit
Global Insurers and Reinsurers produced an underwriting loss of $13.8 and an undiscounted combined ratio of 100.4% in the first quarter of 2025 compared to an underwriting profit of $269.7 and an undiscounted combined ratio of 91.6% in the first quarter of 2024. The decrease in underwriting profit in the first quarter of 2025 primarily reflected increased current period catastrophe losses as a result of the California wildfires (as set out in the table below), partially offset by increased net favourable prior year reserve development at Odyssey Group on both non-catastrophe losses (primarily insurance lines of business) and catastrophe losses (primarily 2024 attritional catastrophe losses), and Brit (primarily catastrophe losses) and increased net premiums earned at each of the operating companies within the Global Insurers and Reinsurers reporting segment.

The companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the first quarters of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	First quarter		First quarter
	2025	2024	2025	2024
Allied World	95.7%	91.5%	54.0	100.1
Odyssey Group	105.8%	92.8%	(85.4)	94.3
Brit	97.6%	90.2%	14.4	53.7
Ki	98.3%	88.2%	3.2	21.6
Global Insurers and Reinsurers	100.4%	91.6%	(13.8)	269.7

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the first quarters of 2025 and 2024 are as set out in the following table:

	First quarter
	2025			2024
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	663.8	19.3		—	—
Other(2)	84.6	2.4		79.9	2.5
Total catastrophe losses	748.4	21.7	points	79.9	2.5	points
(1)    Net of reinstatement premiums.
(2)    Primarily includes attritional catastrophe losses at Odyssey Group
Gross and net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for the first quarters of 2025 and 2024 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	First quarter		First quarter		First quarter
	2025	2024	2025	2024	2025	2024
Allied World	2,160.5	2,004.5	1,714.3	1,568.4	1,269.9	1,180.1
Odyssey Group	1,542.1	1,429.7	1,492.4	1,371.6	1,463.9	1,303.5
Brit	781.0	727.0	588.7	562.0	602.3	546.3
Ki	203.8	186.2	173.7	152.2	192.4	181.9
Global Insurers and Reinsurers	4,687.4	4,347.4	3,969.1	3,654.2	3,528.5	3,211.8

Gross premiums written increased by 7.8% in the first quarter of 2025, primarily reflecting increases at Allied World (primarily driven by growth in the Reinsurance segment across North American property and casualty lines of business including reinstatement premiums from the California wildfires) and Odyssey Group (primarily relating to U.S. property catastrophe business including reinstatement premiums from the California wildfires).
Net premiums written increased by 8.6% in the first quarter of 2025 primarily reflecting the increases in gross premiums written and increased average retention, primarily at Allied World (principally related to increased business volumes in their Reinsurance segment which have lower cession rates) and Odyssey Group (resulting from increases in reinsurance business which has a lower average cession rate). Net premiums earned increased by 9.9% in the first quarter of 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
The current accident year loss and loss adjustment expense ratio increased to 76.8% in the first quarter of 2025 from 63.2% in the first quarter of 2024, primarily reflecting increased catastrophe losses in the first quarter of 2025 (as set out in the table above), partially offset by improved current period attritional loss experience at Odyssey Group (primarily improved loss experience on U.S property and Latin America property and motor business).
The commission expense ratio increased to 17.6% in the first quarter of 2025 from 16.9% in the first quarter of 2024, primarily reflecting increased net average commissions at Allied World and Odyssey Group principally due to changes in the mix of business written.

The underwriting expense ratio decreased to 10.4% in the first quarter of 2025 from 11.6% in the first quarter of 2024, primarily reflecting increased net premiums earned relative to more modest increases in underwriting expenses at Odyssey Group and decreased underwriting expenses at Brit, partially offset by increased underwriting expenses at Ki, primarily related to investments in technology and operations as Ki continues to build out to operate as a separate business.
Operating activities and other
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $521.3 in the first quarter of 2025 from $721.5 in the first quarter of 2024, primarily reflecting increased net claims paid at Brit and Allied World, partially offset by Odyssey Group, principally reflecting the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement in the comparative period.

International Insurers and Reinsurers

	First quarter
	2025	2024
Combined ratio, discounted	88.3%	91.6%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.5%	61.5%
Commissions	17.0%	16.6%
Underwriting expenses	21.2%	22.0%
Combined ratio, undiscounted - accident year	101.7%	100.1%
Net favourable prior year reserve development	(5.0)%	(1.6)%
Combined ratio, undiscounted - calendar year	96.7%	98.5%

Gross premiums written	1,499.3	1,580.3
Net premiums written	992.1	920.8
Net insurance revenue(1)	976.8	1,284.1

Insurance service result	114.2	107.8
Other insurance operating expenses	(70.7)	(55.7)
Discounting of losses and ceded losses on claims recorded in the period	(29.8)	(24.7)
Changes in the risk adjustment and other	18.1	(13.8)
Underwriting profit	31.8	13.6
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
International Insurers and Reinsurers insurance service result of $114.2 in the first quarter of 2025 increased from $107.8 in the first quarter of 2024, primarily reflecting an increase at Fairfax Asia resulting from an increase in net insurance revenue (principally at Singapore Re due to increases in new business and strong renewals mainly in property lines of business) and a decrease in insurance service expense (principally at AMAG Insurance due to non-recurring large losses incurred in the first quarter of 2024), partially offset by a decrease in recoveries of insurance service expenses (principally at AMAG Insurance due to the aforementioned non-recurring large losses incurred in the first quarter of 2024 which were largely ceded, and at Singapore Re due to net favourable prior year reserve development and higher retention of business).
Net insurance revenue in the first quarter of 2025 of $976.8 decreased by $307.3 from $1,284.1 in the first quarter of 2024, primarily related to Gulf Insurance where net insurance revenue decreased to $373.6 in the first quarter of 2025 from $734.4 in the first quarter of 2024 principally due to the effects of accounting for acquired contracts in the first quarter of 2024 which had increased net insurance revenue by $312.8 and net insurance service expenses by $304.4 for a net benefit of $8.4 to insurance service result, and the non-renewal of a significant insurance contract at Gulf Insurance in the third quarter of 2024 that had been experiencing diminishing performance. The net benefit to insurance service result from accounting for acquired contracts at Gulf Insurance was offset by the unwind of purchase price adjustments of $8.9 in the first quarter of 2024.

The operating companies comprising the International Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the first quarters of 2025 and 2024 as set out in the following table:

	Combined ratios, discounted		Net Insurance revenue		Insurance service result
	First quarter		First quarter		First quarter
	2025	2024	2025	2024	2025	2024
Group Re	102.5%	93.6%	106.8	101.2	(2.2)	6.7
Bryte Insurance	84.6%	86.6%	82.1	75.3	12.7	10.1
Fairfax Asia	78.5%	82.6%	103.0	82.1	22.2	14.2
Fairfax Latin America	74.9%	76.6%	142.4	135.3	35.7	31.7
Fairfax Central and Eastern Europe	85.4%	85.9%	149.8	135.9	21.6	19.1
Eurolife General	118.6%	105.1%	19.1	19.9	(3.6)	(1.0)
Gulf Insurance	92.6%	96.3%	373.6	734.4	27.8	27.0
International Insurers and Reinsurers	88.3%	91.6%	976.8	1,284.1	114.2	107.8

Underwriting profit
International Insurers and Reinsurers produced underwriting profit of $31.8 and an undiscounted combined ratio of 96.7% in the first quarter of 2025 compared to underwriting profit of $13.6 and an undiscounted combined ratio of 98.5% in the first quarter of 2024. The increase in underwriting profit in the first quarter of 2025 primarily reflected an increase at Gulf Insurance (due to the absence of acquisition accounting adjustments in the first quarter of 2025 which decreased underwriting profit by $8.9 in the first quarter of 2024) and at Bryte Insurance (increased favourable prior year reserve development and improved current period attritional loss experience).
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the first quarters of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	First quarter		First quarter
	2025	2024	2025	2024
Group Re	96.9%	92.8%	3.9	6.6
Bryte Insurance	96.2%	99.9%	3.0	0.1
Fairfax Asia	93.6%	93.8%	7.6	5.9
Fairfax Latin America	94.1%	94.2%	6.7	6.4
Fairfax Central and Eastern Europe	93.9%	94.8%	9.6	7.6
Eurolife General	105.8%	99.2%	(1.0)	0.1
Gulf Insurance(1)	99.4%	103.4%	2.0	(13.1)
International Insurers and Reinsurers	96.7%	98.5%	31.8	13.6
(1)    The results in 2024 include acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023. Excluding those adjustments Gulf Insurance reported an underwriting loss of $4.2 and an undiscounted combined ratio of 101.1%.
The current accident year loss and loss adjustment expense ratio of 63.5% in the first quarter of 2025 increased compared to 61.5% in the first quarter of 2024, primarily reflecting increases at Group Re (primarily across its property and specialty lines of business) and at Fairfax Asia (across its accident and health and property lines of business), partially offset by a decrease at Gulf Insurance (principally due to the non-renewal of the significant contract noted above, partially offset by a large loss in the first quarter of 2025).
The commission and underwriting expense ratios of 17.0% and 21.2% in the first quarter of 2025 were relatively stable compared to 16.6% and 22.0% in the first quarter of 2024.
Net favourable prior year reserve development increased to 5.0% in the first quarter of 2025 from 1.6% in the first quarter of 2024, primarily reflecting increased net favourable prior year reserve development at a majority of the companies within the reporting segment, including at Gulf Insurance (principally in its motor and property lines of business) and at Fairfax Asia (principally at Singapore Re across property, accident and health and motor lines of business).

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for the first quarters of 2025 and 2024 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	First quarter		First quarter		First quarter
	2025	2024	2025	2024	2025	2024
Group Re	65.8	74.0	116.3	76.4	122.0	90.5
Bryte Insurance	115.0	99.8	76.3	68.3	78.2	73.6
Fairfax Asia	314.8	270.3	144.1	109.5	117.8	95.4
Fairfax Latin America	253.9	256.9	111.4	123.2	115.7	112.2
Fairfax Central and Eastern Europe	230.6	203.3	216.5	190.1	158.2	145.7
Eurolife General	26.2	26.5	18.2	19.3	17.2	16.2
Gulf Insurance	493.0	649.5	309.3	334.0	346.2	381.0
International Insurers and Reinsurers	1,499.3	1,580.3	992.1	920.8	955.3	914.6

Gross premiums written decreased by 5.1% in the first quarter of 2025, principally reflecting decreases at Gulf Insurance (primarily due to the non-renewal of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance), partially offset by increases at Fairfax Asia (principally at Singapore Re due to increases in new business and strong renewals mainly in property lines of business) and at Fairfax Central and Eastern Europe (across all operating companies, primarily due to increases in new business and strong renewals across various lines of business).
Net premiums written increased by 7.7% in the first quarter of 2025, consistent with the growth in gross premiums written excluding the impact of the non-renewal of the significant insurance contract at Gulf Insurance noted previously, and changes in retention at Gulf Insurance towards retaining more profitable business and reducing exposure to unprofitable business.
Net premiums earned increased by 4.5% in the first quarter of 2025, reflecting the same factors as net premiums written and the timing of premium recognition.

    Life insurance and Run-off

	First quarter
	2025			2024
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	52.2	16.3	68.5	51.7	—	51.7

Insurance revenue	48.3	7.0	55.3	33.1	2.3	35.4
Insurance service expenses	(46.2)	(15.0)	(61.2)	(37.6)	(0.8)	(38.4)
Net reinsurance result	(0.8)	3.2	2.4	4.4	(1.9)	2.5
Insurance service result	1.3	(4.8)	(3.5)	(0.1)	(0.4)	(0.5)
(1)    Comprised of Eurolife and Gulf Insurance. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and "Gulf Insurance", respectively.
Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of $48.3 principally related to Eurolife in the first quarter of 2025 and primarily consisted of traditional life insurance policies (whole life and term life), unit-linked insurance products, group benefits including retirement benefits, credit life and accident and health insurance policies. Life insurance's insurance service expenses of $46.2 in the first quarter of 2025 primarily consisted of Eurolife's net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off manages the company's run-off businesses in the U.S. and continues to manage substantially all of the company's latent reserves. Run-off's insurance service result in the first quarter of 2025 was relatively flat compared to the first quarter of 2024.

Non-insurance companies

	First quarter
	2025					2024
	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total
Revenue	539.9	111.1	235.3	1,203.1	2,089.4	386.1	69.7	209.2	849.2	1,514.2
Expenses	(510.8)	(98.0)	(225.0)	(1,313.9)	(2,147.7)	(387.6)	(63.4)	(200.1)	(849.2)	(1,500.3)
Pre-tax income (loss) before interest expense and other	29.1	13.1	10.3	(110.8)	(58.3)	(1.5)	6.3	9.1	—	13.9
Interest and dividends	2.9	(6.7)	—	1.3	(2.5)	2.4	(2.6)	—	0.3	0.1
Share of profit (loss) of associates	—	19.8	0.2	(0.3)	19.7	—	3.2	0.2	(0.1)	3.3
Operating income (loss)	32.0	26.2	10.5	(109.8)	(41.1)	0.9	6.9	9.3	0.2	17.3
(1)    Comprised primarily of Recipe, Sporting Life Group and Sleep Country (consolidated on October 1, 2024).
(2)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge, Grivalia Hospitality, and also comprises Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024) in 2025.
Non-insurance companies' revenue and expenses increased to $2,089.4 and $2,147.7 in the first quarter of 2025 from $1,514.2 and $1,500.3 in the first quarter of 2024, primarily reflecting the consolidations of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment. Excluding non-insurance companies initially consolidated in the fourth quarter of 2024 and non-cash impairment charges recorded at Boat Rocker in relation to its recently announced strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management, the aggregate revenue and expenses of the non-insurance companies in the first quarter of 2025 were largely flat.
    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three months ended March 31, 2025 and 2024 were comprised as follows:

	First quarter
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains	Net change in unrealized losses	Net gains (losses) on investments

Long equity exposures and financial effects	496.9	282.6	779.5	514.7	(239.6)	275.1
Total bonds	(51.3)	439.7	388.4	18.9	(337.7)	(318.8)
Other	97.0	(208.8)	(111.8)	61.8	(76.6)	(14.8)
Net gains (losses) on investments	542.6	513.5	1,056.1	595.4	(653.9)	(58.5)

Long equity exposures and financial effects: During the first quarter of 2025 the company's long equity exposures produced net gains of $779.5 compared to the first quarter of 2024 of $275.1, primarily reflecting net gains of $216.8 on convertible bonds and equity warrants (2024 - net losses of $30.4), $216.8 on common stocks (2024 - $17.4) and $97.2 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares (2024 - $330.6). The first quarter of 2025 also included net realized gains on disposition of the company's equity accounted investment in Sigma of $178.7.
Bonds: Net gains on bonds of $388.4 in the first quarter of 2025 (2024 - net losses of $318.8) were primarily comprised of net gains on U.S. treasury bonds of $297.5 (2024 - net losses of $266.6) and corporate and other bonds of $42.7 (2024 - net losses of $29.5).
The net gains recorded on the company’s bond portfolio of $388.4 (2024 - net losses of $318.8) more than offset the cost of decreases in discount rates on prior years' net losses on claims of $268.3 in the first quarter of 2025 (2024 - benefit of increases in discount rates of $192.3).
Preferred stocks: Net losses on preferred stocks, included in other in the previous table, primarily reflected net losses of $149.9 on the company's holdings of Digit compulsory convertible preferred shares during the first quarter of 2025.

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three months ended March 31, 2025 and 2024 was comprised as follows:

	First quarter
	2025	2024
Interest expense on borrowings:
Holding company	96.1	84.0
Insurance and reinsurance companies	17.6	20.6
Non-insurance companies(1)	57.6	34.2
	171.3	138.8
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.2	3.8
Non-insurance companies	15.9	8.9
	19.1	12.7

Consolidated interest expense	190.4	151.5
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the first quarter of 2025 principally reflected the issuance on March 22, 2024 of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the issuance on November 22, 2024 of Cdn$450.0 and Cdn$250.0 principal amount of 4.73% and 5.23% unsecured senior notes due 2034 and 2054, respectively, partially offset by the early redemptions on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 and the partial repayment in the fourth quarter of 2024 of the note payable on acquisition of Gulf Insurance in 2023.
The increase in interest expense on borrowings at the non-insurance companies in the first quarter of 2025 principally reflected the consolidation of Sleep Country, Meadow Foods and Peak Achievement's borrowings of $468.7, $235.9 and $436.0, respectively, during the fourth quarter of 2024.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	First quarter
	2025	2024
Fairfax corporate overhead	67.3	54.4
Subsidiary holding companies' corporate overhead	15.2	9.8
Subsidiary holding companies' non-cash intangible asset amortization and impairment charges(1)	25.8	26.5
Corporate and other expenses as presented in the consolidated statement of earnings	108.3	90.7
Holding company interest and dividends	(17.5)	(14.8)
Holding company share of profit of associates	(21.9)	(7.6)
Investment management and administration fee income and other	(48.0)	(44.7)
Corporate overhead and other(2)	20.9	23.6
(1)    Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.
(2)    Presented as Corporate overhead and other in note 16 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2025.

Fairfax corporate overhead increased to $67.3 in the first quarter of 2025 from $54.4 in the first quarter of 2024 primarily due to higher compensation expense, partially offset by decreased legal, audit, and consulting fees and lower office and general expenses.
Investment management and administration fee income and other increased to $48.0 in the first quarter of 2025 from $44.7 in the first quarter of 2024 primarily reflecting increased fees earned by Hamblin Watsa due to growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.
Details on consolidated interest and dividends, share of profit of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the first quarters of 2025 and 2024 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2025.

Segmented Balance Sheet
The company's segmented balance sheets as at March 31, 2025 and December 31, 2024 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	March 31, 2025					December 31, 2024
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	388.9	—	—	1,705.6	2,094.5	391.9	—	—	2,110.8	2,502.7
Insurance contract receivables	842.8	26.3	—	—	869.1	763.6	16.8	—	—	780.4
Portfolio investments(1)	63,689.4	4,138.2	2,479.7	(2,762.8)	67,544.5	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Reinsurance contract assets held	11,300.1	442.2	—	(899.6)	10,842.7	11,203.0	413.7	—	(934.1)	10,682.6
Deferred income tax assets	222.8	0.8	97.9	10.5	332.0	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	4,059.0	15.5	4,082.1	0.5	8,157.1	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	230.4	351.0	1.4	(582.8)	—	242.0	347.4	1.4	(590.8)	—
Other assets	1,964.5	1,569.5	5,170.1	353.8	9,057.9	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(2)	480.7	20.9	—	(501.6)	—	479.5	22.0	—	(501.5)	—
Total assets	83,178.6	6,564.4	11,831.2	(2,676.4)	98,897.8	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

Liabilities
Accounts payable and accrued liabilities	2,277.5	372.2	3,269.3	463.6	6,382.6	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	228.2	—	78.4	0.6	307.2	265.5	8.1	82.7	0.6	356.9
Deferred income tax liabilities	905.8	74.5	516.2	200.9	1,697.4	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	388.4	618.9	—	—	1,007.3	309.2	613.8	—	—	923.0
Insurance contract liabilities	45,746.4	4,288.9	—	(905.0)	49,130.3	44,261.7	4,280.2	—	(939.7)	47,602.2
Due to affiliates	136.0	7.0	57.2	(200.2)	—	24.2	—	71.2	(95.4)	—
Borrowings - holding company and insurance and reinsurance companies	980.8	—	—	8,122.0	9,102.8	975.8	—	—	7,882.4	8,858.2
Borrowings - non-insurance companies	—	—	3,062.4	6.6	3,069.0	—	—	2,888.9	6.6	2,895.5
Total liabilities	50,663.1	5,361.5	6,983.5	7,688.5	70,696.6	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	29,720.3	1,197.8	3,518.9	(10,364.9)	24,072.1	29,036.2	1,172.2	3,498.9	(9,639.3)	24,068.0
Non-controlling interests	2,795.2	5.1	1,328.8	—	4,129.1	2,735.8	4.4	1,541.0	—	4,281.2
Total equity	32,515.5	1,202.9	4,847.7	(10,364.9)	28,201.2	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	83,178.6	6,564.4	11,831.2	(2,676.4)	98,897.8	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2025 compared to those identified at December 31, 2024 and disclosed in the company’s 2024 Annual Report. See note 15 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2025.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three months ended March 31, 2025.
    Book Value Per Basic Share
Common shareholders’ equity at March 31, 2025 was $23,316.0 or $1,080.38 per basic share compared to $22,959.8 or $1,059.60 per basic share at December 31, 2024, representing an increase per basic share in the first quarter of 2025 of 2.0% (an increase of 3.5% adjusted for the $15.00 per common share dividend paid in the first quarter of 2025). During the first quarter of 2025 the number of common shares effectively outstanding decreased by 87,153, primarily as a result of purchases of 205,610 subordinate voting shares for cancellation, partially offset by net issuances of 118,457 subordinate voting shares from treasury (for use in the company’s share based payment awards). At March 31, 2025 there were 21,581,313 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at March 31, 2025 was $1,435.6 (December 31, 2024 - $1,480.5).

	March 31, 2025			December 31, 2024
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	3,160.6	2,378.1	782.5	2,923.5	2,374.8	548.7
Poseidon	2,046.3	1,913.3	133.0	2,046.3	1,858.5	187.8
Quess	393.2	427.5	(34.3)	396.0	424.7	(28.7)
All other	1,789.8	1,813.9	(24.1)	2,029.1	1,957.9	71.2
	7,389.9	6,532.8	857.1	7,394.9	6,615.9	779.0

Non-insurance companies(2):
Fairfax India	938.5	666.3	272.2	910.9	678.6	232.3
Thomas Cook India	471.8	224.8	247.0	687.5	220.3	467.2
Other(3)	185.2	125.9	59.3	180.6	178.6	2.0
	1,595.5	1,017.0	578.5	1,779.0	1,077.5	701.5
	8,985.4	7,549.8	1,435.6	9,173.9	7,693.4	1,480.5

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2025, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three months ended March 31, 2025, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements.
(3)    Includes Dexterra Group and Boat Rocker.
Normal course issuer bid
Following the expiry on September 29, 2024 of its then current normal course issuer bid, on September 30, 2024 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2025, to acquire up to 2,271,157 subordinate voting shares, 751,034 Series C preferred shares, 248,035 Series D preferred shares, 544,013 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares.

Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. During the first quarter of 2025 the company purchased for cancellation 205,610 subordinate voting shares (2024 – 240,734) primarily under its normal course issuer bids at a cost of $289.2 (2024 – $260.3).
On March 31, 2025 the company redeemed all of its 5,440,132 Series E fixed rate cumulative preferred shares, 2,099,046 Series F floating rate cumulative preferred shares and 9,200,000 Series M fixed rate cumulative preferred shares with carrying values of $124.5, $48.0 and $179.6 for $94.5 (Cdn$136.0), $36.5 (Cdn$52.5) and $159.8 (Cdn$230.0), respectively, or Cdn$25.00 per share, and recognized a gain of $61.3 in net changes in capitalization in the consolidated statement of changes in equity.
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three months ended March 31, 2025, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the three months ended March 31, 2025 and 2024
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $1,363.2 in 2025 from $909.0 in 2024, principally reflecting higher net premium collections and a net decrease in restricted cash and cash equivalents in 2025 primarily related to restricted cash of $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia, partially offset by higher net paid losses.
Investing activities for the three months ended March 31, 2025 and 2024
Sales of investments in associates of $519.1 in 2025 primarily reflected proceeds from the sale of the company's investment in Sigma for cash consideration of $284.1, and the partial sale of the company's investment in Eurobank for cash consideration of $190.8 (€183.5).
Purchases of investments in associates of $141.4 in 2025 primarily reflected the initial installment of $84.2 paid in connection with the additional investment in Bangalore Airport by Fairfax India and an investment of $25.0 in Blizzard Vacatia.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of $120.0 in 2025 primarily reflected the divestiture of certain grain handling assets by AGT.
Financing activities for the three months ended March 31, 2025 and 2024
Net borrowings on the holding company revolving credit facility of $200.0 in 2025 principally reflected added interim liquidity.
Net borrowings on revolving credit facilities and short term loans - non-insurance companies of $160.7 and purchases of subsidiary shares from non-controlling interests of $157.6 in 2025, primarily reflected additional draws by Recipe on its revolving credit facility to repurchase and cancel its common shares not owned by Fairfax.
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,188.3 in 2024 principally reflected net proceeds from the issuance of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054, and the re-opening of the December 2023 issuance for $200.0 principal amount of 6.00% unsecured senior notes due 2033.
Repayments of borrowings - holding company and insurance and reinsurance companies of $537.2 in 2024 principally reflected the holding company's redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024, and redemption of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using net proceeds from the note issuances due 2033 described above.
Holding company
Holding company cash and investments at March 31, 2025 was $2,094.5 ($2,093.7 net of $0.8 of holding company derivative obligations) compared to $2,502.7 ($2,502.1 net of $0.6 of holding company derivative obligations) at December 31, 2024.
Significant cash and investment transactions during the first quarter of 2025 included the payment of common and preferred share dividends of $352.5, redemptions of its Series E fixed rate, Series F floating rate and Series M fixed rate cumulative preferred shares for aggregate consideration of $290.8 (Cdn$418.5), purchases for cancellation of 205,610 subordinate voting shares, under the terms of the company's normal course issuer bids, at a cost of $289.2 and interest payments on unsecured senior notes, partially offset by dividends received from the insurance and reinsurance companies of $212.3, net borrowings on the revolving credit facility of $200.0, the partial sale of its investment in Eurobank for $190.8 (€183.5) and net gains of $97.2 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company derivative obligations, at March 31, 2025 of $2,093.7 provides adequate liquidity to meet the holding company’s remaining known commitments in 2025. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $1.7 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $212.3 for the first quarter of 2025, of a maximum $3,164.7 available in 2025. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility. At March 31, 2025 there was $200.0 drawn on the company's credit facility.
The holding company’s known significant commitments for the remainder of 2025 consist of the acquisition of an approximate 33% equity interest in Albingia for approximately $226 (€209) as described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2025, an annual payment of $165.0 on the note payable of $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed from the revolving credit facility where proceeds were used to supplement holding company liquidity in the first quarter of 2025, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Insurance and reinsurance companies
During the first quarter of 2025 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $284.5 primarily due to net cash generated by insurance and reinsurance underwriting operations, interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio and the sale of the company's investment in Sigma, partially offset by net purchases of bonds and dividends paid to the holding company.

    Co-obligor Supplemental Financial Information
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of the Allied World co-obligor $600.0 principal amount of 6.10% unsecured senior notes due in 2055 (the "2055 notes"). The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance liable for the 2055 notes. The following tables present summarized financial information for:
•Allied World, as the primary co-obligor of the 2055 notes; and
•the holding company, as a co-obligor of the 2055 notes (collectively the “Obligor group”).
Summarized financial information for the Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Obligor group have been excluded from the summarized financial information.

	March 31, 2025		December 31, 2024
	Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	15,559.8	129.7	15,231.0	152.3
Total assets	22,959.4	1,803.4	22,286.1	1,739.1
Insurance contract liabilities	13,192.6	93.0	12,816.6	93.7
Total liabilities	23,378.6	569.5	22,274.2	266.2

	First quarter
	2025
	Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	1,698.7	12.2
Insurance service result	204.8	0.1
Interest and dividends	176.0	35.8
Share of profit of associates	23.6	—
Net earnings	439.4	36.2

(1)    Combined financial information of the Obligor group, which excludes: (i) transactions and balances between the Obligor group; (ii) acquisition accounting adjustments recorded by the holding company on acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the Obligor group.
(2)    Comprised of amounts transacted between the Obligor group and subsidiaries of the company that are not part of the Obligor group ("non-Obligor group subsidiaries"). There were no material transactions between the Obligor group and related parties other than with non-Obligor group subsidiaries.

Accounting and Disclosure Matters
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On October 1, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") and commenced consolidating the assets, liabilities and results of operations of Sleep Country in the company's financial reporting. On November 29, 2024, the company, through its insurance and reinsurance subsidiaries, acquired an additional equity interest in the issued and outstanding common shares of Meadow Foods Limited ("Meadow Foods") and commenced consolidating the assets and liabilities of Meadow Foods in the company's financial reporting. On December 20, 2024, the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding shares of Peak Achievement Athletics Inc. ("Peak Achievement") that it did not already own and commenced consolidating the assets and liabilities of Peak Achievement in the company's financial reporting.
Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of each of Sleep Country, Meadow Foods and Peak Achievement, the results of which are included in the consolidated financial statements of the company for the three months ended March 31, 2025. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Sleep Country, Meadow Foods and Peak Achievement each represented 7.8%, 12.7% and 4.7%, respectively of the company’s consolidated non-insurance revenue for the three months ended March 31, 2025, and each represented 1.5%, 0.8% and 1.0%, respectively of the company’s consolidated assets, and 1.3%, 0.7% and 0.9%, respectively of the company’s consolidated liabilities, as at March 31, 2025. The table that follows presents a summary of financial information for Sleep Country, Meadow Foods and Peak Achievement.

	For the three months ended March 31, 2025
	Sleep Country	Meadow Foods	Peak Achievement
Non-insurance revenue	163.2	265.5	97.6
Net loss	(0.7)	(7.2)	(10.1)

	As at March 31, 2025
	Sleep Country	Meadow Foods	Peak Achievement
Assets
Portfolio investments	47.6	33.2	10.7
Deferred income tax assets	27.6	—	—
Goodwill and intangible assets	912.1	553.6	712.8
Other assets	449.4	198.4	303.2
Total assets	1,436.7	785.2	1,026.7

Liabilities
Accounts payable and accrued liabilities	329.2	152.2	145.6
Deferred income tax liabilities	84.1	88.5	64.8
Borrowings - non-insurance companies	483.1	243.4	403.8
Total liabilities	896.4	484.1	614.2
Total Equity	540.3	301.1	412.5
	1,436.7	785.2	1,026.7

Quarterly Data

	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Income(1)	11,363.3	10,396.3	11,917.4	10,108.6	9,860.0	10,782.5	9,703.6	8,605.5
Net earnings	953.0	1,317.9	1,119.5	1,055.8	769.7	1,674.8	1,187.0	829.1
Net earnings attributable to shareholders of Fairfax	945.7	1,152.2	1,030.8	915.4	776.5	1,328.5	1,068.9	734.4
Net earnings per share	$46.10	$54.46	$46.04	$40.18	$33.26	$57.02	$45.62	$31.10
Net earnings per diluted share	$42.70	$50.42	$42.62	$37.18	$30.82	$52.87	$42.26	$28.80
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in the interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	First quarter
	2025	2024
Insurance revenue	7,482.7	7,686.8
Cost of reinsurance	(1,329.7)	(1,599.7)
Net insurance revenue	6,153.0	6,087.1
Net insurance service expenses – This measure of underwriting activity is calculated as insurance service expenses less recoveries of insurance service expenses, both as presented in the consolidated statement of earnings.

	First quarter
	2025	2024
Insurance service expenses	(6,602.0)	(6,252.6)
Recoveries of insurance service expenses	1,054.7	1,202.7
Net insurance service expenses	(5,547.3)	(5,049.9)
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three months ended March 31, 2025. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three months ended March 31, 2025.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three months ended March 31, 2025, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2025, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2025. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three months ended March 31, 2025, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".
Adjusted operating income (loss) – Calculated as the sum of property and casualty insurance and reinsurance companies underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims recorded in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".

	First quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2025	2024	2025	2024	2025	2024	2025	2024
Reconciliation of net premiums earned:
Insurance revenue(1)	2,174.3	2,105.8	3,878.2	3,645.9	1,474.2	1,999.9	7,526.7	7,751.6
Cost of reinsurance(1)	(319.9)	(319.2)	(603.5)	(664.6)	(497.4)	(715.8)	(1,420.8)	(1,699.6)
Net insurance revenue	1,854.4	1,786.6	3,274.7	2,981.3	976.8	1,284.1	6,105.9	6,052.0
Adjust for: net ceding commissions on reinsurance assumed and other	(81.5)	(84.1)	253.8	230.5	(21.5)	(369.5)	150.8	(223.1)
Net premiums earned	1,772.9	1,702.5	3,528.5	3,211.8	955.3	914.6	6,256.7	5,828.9

Total underwriting expenses, net:
Losses on claims - accident year	1,139.7	1,073.1	2,708.3	2,031.1	606.8	562.8	4,454.8	3,667.0
Net favourable prior year reserve development	(17.0)	(11.4)	(154.5)	(4.3)	(47.6)	(14.2)	(219.1)	(29.9)
Losses on claims - calendar year	1,122.7	1,061.7	2,553.8	2,026.8	559.2	548.6	4,235.7	3,637.1
Commissions	282.7	264.8	620.0	541.3	162.0	151.4	1,064.7	957.5
Other underwriting expenses	288.6	286.3	368.5	374.0	202.3	201.0	859.4	861.3
Total underwriting expenses, net	1,694.0	1,612.8	3,542.3	2,942.1	923.5	901.0	6,159.8	5,455.9
Underwriting profit (loss)	78.9	89.7	(13.8)	269.7	31.8	13.6	96.9	373.0
Combined ratio, undiscounted	95.5%	94.7%	100.4%	91.6%	96.7%	98.5%	98.5%	93.6%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker.

	March 31, 2025			December 31, 2024
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	7,389.9	6,532.8	857.1	7,394.9	6,615.9	779.0
Non-insurance companies	1,595.5	1,017.0	578.5	1,779.0	1,077.5	701.5
	8,985.4	7,549.8	1,435.6	9,173.9	7,693.4	1,480.5

Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at March 31, 2025 and December 31, 2024, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	March 31, 2025		December 31, 2024
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	8,130.9	7,117.1	8,144.8	7,153.3
Less:
Insurance and reinsurance investments in associates(1)	735.8	578.6	745.9	532.8
Associates held by consolidated non-insurance companies(2)	5.2	5.7	4.0	4.6
Non-insurance associates included in the performance measure	7,389.9	6,532.8	7,394.9	6,615.9
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three months ended March 31, 2025.
(2)    Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at March 31, 2025 and December 31, 2024, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	March 31, 2025			December 31, 2024
	Market traded non-insurance companies	All other non-insurance companies(1)	Total non-insurance companies(2)	Market traded non-insurance companies	All other non-insurance companies(1)	Total non-insurance companies(2)
Portfolio investments	2,307.5	172.2	2,479.7	2,180.1	111.8	2,291.9
Deferred income tax assets	36.9	61.0	97.9	36.3	52.3	88.6
Goodwill and intangible assets	492.9	3,589.2	4,082.1	582.7	3,599.0	4,181.7
Other assets(3)	1,233.5	3,938.0	5,171.5	1,190.9	4,014.3	5,205.2
Total assets	4,070.8	7,760.4	11,831.2	3,990.0	7,777.4	11,767.4

Accounts payable and accrued liabilities(3)	1,053.7	2,272.8	3,326.5	839.6	2,402.0	3,241.6
Derivative obligations	0.3	78.1	78.4	0.1	82.6	82.7
Deferred income tax liabilities	73.4	442.8	516.2	68.9	445.4	514.3
Borrowings - non-insurance companies	676.4	2,386.0	3,062.4	676.3	2,212.6	2,888.9
Total liabilities	1,803.8	5,179.7	6,983.5	1,584.9	5,142.6	6,727.5

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,017.0	2,501.9	3,518.9	1,077.5	2,421.4	3,498.9
Non-controlling interests	1,250.0	78.8	1,328.8	1,327.6	213.4	1,541.0
Total equity	2,267.0	2,580.7	4,847.7	2,405.1	2,634.8	5,039.9
Total liabilities and equity	4,070.8	7,760.4	11,831.2	3,990.0	7,777.4	11,767.4
(1)    Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.
(2)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.
(3)    Other assets include due from affiliates, and accounts payable and accrued liabilities include due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First quarter
	2025	2024
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	788.7	929.9
All other reporting segments	574.5	(20.9)
Net (purchases) sales of investments classified at FVTPL	(668.8)	688.0
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	694.4	1,597.0

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments”. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.